Exhibit 99.1

SIGMA LITHIUM RESOURCES CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

Registered Office:

Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6E 3E8.

Sigma Lithium Resources Corporation

Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

Introduction

The following interim management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Sigma Lithium Resources Corporation (the “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three months ended March 31, 2021. This MD&A should be read in conjunction with the audited annual financial statements of the Company for the years ended December 31, 2020 and 2019, together with the notes thereto, and the unaudited condensed interim financial statements for the three months ended March 31, 2021, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. The Company’s financial statements and the financial information contained in this MD&A are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee.

The unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. Information contained herein is presented as of June 1, 2021, unless otherwise indicated.

For the purposes of preparing this MD&A, management, in conjunction with the Company’s Board of Directors (the “Board”), considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company’s common shares (“Common Shares”); (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Unless inconsistent with the context, references in this MD&A to the “Company” are references to the Company and its subsidiaries.

Further information about the Company and its operations is available on the Company’s website at www.sigmalithiumresources.com or at www.sedar.com.

The information herein should be read in conjunction with the the technical report titled “Grota do Cirilo Lithium Project, Araçuaí and Itinga Regions, Minas Gerais, Brazil, National Instrument 43-101 Technical Report on Feasibility Study Final Report” dated October 18, 2019 and with an effective date of September 16, 2019 (the “Feasibility Study Report”).

Readers should refer to and carefully consider the sections below titled “Risk Factors”, “Cautionary Note Regarding Forward-Looking Information” and “Cautionary Note Regarding Mineral Reserve and Mineral Resource Estimates”.

Company Business

The Company, through its indirectly wholly-owned subsidiary Sigma Mineração S.A. (“SMSA”), is developing, with an environmental sustainability focused strategy, the largest hard rock lithium deposits in the Americas, located in its wholly-owned Grota do Cirilo Project in Brazil (the “Project”) with the goal of participating in the rapidly expanding global supply chain of electric vehicles (“EVs”).

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Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

The first phase of production (“Production Phase 1”) for the Project will utilize as feedstock spodumene from the Project’s Xuxa deposit. The next production phase of the Project (“Production Phase 2”) would be increased production including feedstock from the Project’s Barreiro deposit.

Based on the Feasibility Study Report, the Company plans to produce 220,000 tonnes annually of battery grade lithium concentrate (33,000 tonnes of lithium carbonate equivalent (“LCE”)) in Production Phase 1 and expects to be amongst the world’s lowest cost producers. In Production Phase 2, if warranted after ongoing feasibility study, production would be increased to 440,000 tonnes (65,000 tonnes of LCE) annually.

The Company is in pre-construction and detailed engineering of an environmentally friendly, fully automated, dense media separator (“DMS”) production plant that applies proprietary algorithms to digitally control the dense media (the “Production Plant”). The Production Plant will be vertically integrated into the Company´s mining operations, exclusively utilizing as feedstock the high purity spodumene ore with exceptional mineralogy from the Project. The Production Plant will process the spodumene ore into a high purity 6% battery-grade lithium concentrate engineered to the specifications of its customers in the lithium-ion battery supply chain for EVs.

Since 2018, SMSA has been producing low carbon high purity lithium concentrate at an on-site demonstration pilot plant with the objective to ship samples to potential customers for product certification and testing (the “Pilot Plant”). This pilot production has been an important part of the successful commercial strategy of the Company for its low carbon high purity lithium.

The Company plans to achieve net zero carbon emission targets by 2023, partly as a result of its strategic decision to pursue generation of carbon credits through “in-setting” carbon credits (preserving and developing the agroforestry systems within its regional ecosystem).

In order to secure a leading position supplying the clean mobility and green energy storage value chains, the Company has adhered consistently to the highest principles, guidances and standards of environmental, social and governance (“ESG”) practices, which were established as part of its core purpose at inception in 2012. Its production process will be powered by clean energy and the Company will use water efficiently as a result of using state-of-the art water recirculation circuits in its processing combined with dry stacking tailings management, therefore not having a tailings dam. The DMS process of the Production Plant does not utilize hazardous chemicals, as a result its tailings are 100% recyclable into ancillary industries, such as ceramics.

The Company is currently undergoing an independent assessment of its net carbon footprint, conducting an independent ISO 14000 compliant audit of its life cycle analysis together with an independent expert validation of its carbon credits generated by its internal preservation, reforestation, and compensation forestry programs. The Company expects to complete this workstream in the second half of 2021.

Lithium Properties

The Project comprises four properties owned by SMSA and is divided into the Northern Complex (the Grota do Cirilo, where the Phase 1 and Phase 2 deposits of the Project are located, Genipapo and Santa Clara properties) and the Southern Complex (the São José property). The Project consists of 27 mineral rights (which include mining concessions, applications for mining concessions, exploration authorizations and applications for mineral exploration authorizations) spread over 191 km2. The Project area includes nine past producing lithium mines and 11 first-priority exploration targets. Granted mining concessions are in good standing with the Brazilian authorities. The Project is located in Northeastern Minas Gerais State, in the municipalities of Araçuaí́ and Itinga, approximately 25 km east of the town of Araçuaí́ and 600 km northeast of Belo Horizonte.

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Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

Highlights

Project Development and Operations Overview

The Company continues to advance toward initiating commercial production in 2022 and has successfully completed several workstreams involved in the pre-construction of the Project within the scheduled and budgeted parameters. In the first quarter of 2021, the Company reached major milestones towards construction, despite the challenging circumstances created by the global pandemic. This includes critical field-based activities required for the front-end engineering design/FEED and detailed engineering (taken together, “Detailed Engineering”), as well as the completion of critical field-based activities for other pre-construction workstreams for both the Production Plant (“Plant Pre-Construction”) and for the pre-construction of the Xuxa deposit mine (the “Phase 1 Mine Pre-Construction”).

These activities have been followed by the several trade-off analyses and plant design workstreams, which are ongoing, including a review of non-plant design infrastructure in Detailed Engineering seeking to streamline construction and contemplate a subsequent potential expansion of production capacity.

The Company expects Detailed Engineering and Plant Pre-Construction to be finalized in the third quarter of 2021. Subsequently, Board approval for the Production Phase 1 construction plan could be made. Immediately thereafter, Company intends to place orders for long lead items and reserve manufacturing slots with the key vendors in order to avoid any surprise in delivery schedules of critical equipment. and utilizing cash currently earmarked for such (and which is already in the Company treasury).

The Company added a number of workstreams to the pre-construction activities at the Project, with the objective of solidifying its unique market position as a future supplier of “low-carbon” high-purity 6% battery-grade green lithium concentrate and potentially respond to a significant increase in demand from its customers. By demonstrating its ability to expand production in the near term, the Company would take advantage of the current strong demand, and solidify its unique commercial advantage in delivering environmentally, socially sustainable and low carbon high purity battery grade green lithium products to like-minded cathode and battery producers.

As a result, the Company commenced a further feasibility study to target a higher production capacity than the 220,000 tpa of low carbon high purity lithium it will have once Production Phase 1 comes onstream (expected in 2022) through the addition of a second processing line with similar capacity. This scenario would consist of utilizing most of the same Production Phase 1 Production Plant infrastructure with the addition of a second production line that could potentially double its capacity to 440,000tpa of battery grade high purity low carbon lithium. In May 2021, The Company completed a preliminary economic assessment (the “PEA”) which projects exceptional economies of scale for Production Phase 2, resulting from the low capital expenditures of adding a second environmentally-friendly lithium processing line and vertically integrating it to the Project, mining an average of 1.68Mt per year during approximately 12.7 years of projected mine life. In the first half of 2021, the Company expects to complete an updated pre-feasibility study for Production Phase 2, utilizing feedstock of either or both of the Project’s first or second deposits (respectively, Xuxa deposit and Barreiro deposit), as described below (see Feasibility Studies for Increased Scale of Project in Production Phase 2).

This approach is the result of a thorough review of the Company´s strategic priorities in light of the significant change in lithium market conditions and aims to significantly increase both the scale of the Project and its commercial and market importance on three fronts: future production, scale of mineral reserves and scale of mineral resources, all while maintaining its battery grade green lithium products and Sigma’s strategic leadership in ESG in the lithium supply chain.

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Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

In September 2020, the Company (prior to the severe second wave of COVID-19) revised its strategy regarding certain international third-party engineering service providers by substituting them with Brazil-based specialists, anticipating severely restrictive global travel bans in a second wave. This pre-emptive change enabled the Company to successfully complete all field activities on time and on budget and to continue to execute engineering activities.

The Company has made significant progress in further strengthening its project team, aligning and defining scope requirements and the Project execution strategy. The Company has added several senior professionals as part of its project implementation team. Key Project consultants include a mix of Brazilian and international engineers actively engaged on or off site, and currently includes GE21 Consultoria Mineral (“GE21”), MDGeo, APL Engenharia (“APL”), Primero Group Ltd. (“Primero”), SGS Canada Lakefield (“SGS”), Metso-Outotec and SRK Consulting Inc. An average of 86 people worked at the Project site during the first four months of 2021, of which two personnel tested positive for COVID. They received prompt medical assistance and have fully recovered.

The Company added two senior project management engineers to lead the Project Management Office (“PMO”), a senior mineral processing engineer, and senior geotechnical geologist, each reporting to the Company’s CEO, who has primary responsibility for all technical workstreams and has been based full time at the Project since August 2020. This core team has been providing valuable oversight on project delivery, while interfacing with the Detailed Engineering team, construction contractors, equipment vendors and other stakeholders, aligning them to the Project objectives. The PMO has established standard management processes and strategies regarding project execution, contract management, project delivery and document controls.

Primero and the Company are refining the strategy for the construction of the Production Plant, which will be based on the outcome of the final stage of a selection and bidding process for a Brazilian based construction and engineering company, which is expected to be selected during the second quarter of 2021 (the “Brazilian EPCM Firm”) to partner with Primero on the engineering, procurement, construction, and management (“EPCM”) for the Project, as described below (see Next Steps in Detailed Engineering and Pre-Construction Activities).

The Company continued to demonstrate the unique extent and high-purity quality of its hard rock lithium mineralization at the Project and its commercial and market relevance by having significantly advanced its strategic goals on three fronts: short term production scheduled for 2022, the viability of a near-term production expansion contemplated for 2023, and the determination of the ultimate extent of mineral resources at the Project, all while maintaining its strategic leadership in ESG in the lithium supply chain.

Detailed Engineering and Pre-Construction Activities for the Production Plant

The Company together with Primero has been advancing Detailed Engineering and Pre-Construction for the entire Project covering both plant and non-plant infrastructure activities. At the end of the Detailed Engineering, plant design will be optimized considering near term expansion with infrastructure designed to suit current and future expansion needs. The procurement strategy will be formulated to derive maximum benefits and engineering will be completed to augment construction readiness. At the end of Detailed Engineering, the Project will move to the Implementation/Deployment Stage (FEL 3 / Class 3) with increased accuracy from the capital estimates included in the Feasibility Study Report.

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Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

Overall, the Company made significant progress towards a construction decision, despite the circumstances created by the COVID-19 pandemic. The Company’s overall goal for Detailed Engineering and Plant Pre-Construction was to provide a solid foundation for the execution plan for construction decision of the Production Plant, seeking to significantly minimize overall construction risk. Ongoing engineering review is finalizing the Production Plant designs (civil & structural, electro-mechanical, piping, electrical & Instrumentation & control), while conducting appropriate capital cost projections, including the procurement and “contract readiness” of core construction suppliers and the EPCM agreements with both Primero and the Brazilian EPCM Firm.

The Company is focused in advancing all pre-construction workstreams, such as site early works (clearing and grubbing, laydowns & topsoil removal) managed by the Company’s team on site. Subsequently, once structural foundation works are finalized, the Brazilian EPCM Firm will conclude these workstreams with additional topsoil removal and foundation preparations, as soon as analysis of results and geotechnical modelling of Production Plant foundation are concluded.

The Company has finalized an efficient fit for purpose Project Delivery system. Detailed Engineering is proceeding, with delivery as follows: i) Plant Technical under Primero, and non-plant technical under the Brazilian ECPM Firm (“Brazilian Engineering”), ii) Procurement by the Company and specialized procurement, tax and customs consultancy, iii) constructability (using Primero’s expertise from comparable lithium production plants in Australia and the Brazilian EPCM Firm´s local expertise), iv) the Company leading the final capital expenditures quote coordination with a procurement consultancy firm, v) the Company coordinating the operational readiness, financial model and budget, vi) long lead time items ordering and procurement coordinated by Primero and a Company procurement consultant; and viii) geotechnical and civil engineering coordination, including site early works (clearing and grubbing, laydowns & topsoil removal) managed by the Brazilian EPCM Firm.

During construction, the Company should have its team overseeing Primero, the technology provider, and the Brazilian EPCM Firm. Primero, which has successfully designed, supplied and commissioned similar production plants in Australia, will be primarily responsible for design of the production plant, detailed engineering and will assist the Company with overseas procurement, while the Brazilian EPCM Firm will be support Primero’s engineering efforts on the Detailed Engineering of plant and conform them to Brazilian technical construction standards, as well as undertake engineering of non-plant infrastructure and provide construction management services.

Pre-Construction

The Company concluded all field Pre-Construction activities for the Production Plant. The Company engaged the services of APL to perform detailed geotechnical investigations on the proposed plant and waste pile storage sites, including core samples and several test pits for geotechnical sampling and testing. Completed field work included the following:

•	Geotechnical structural assessment for the civil engineering and foundations for the initial Production Plant area as well as waste pile geotechnical investigations;
•	Priority results have been released;and
•	Analysis of results and geotechnical modelling of Production Plant foundation are in progress.

Primero conducted a review of the current designs, assessing the impact on the foundation design and earthwork quantities, based on the geotechnical assessment for the civil engineering and concluded that the soil condition does not create any risk for construction of the foundations of the Production Plant. Primero is concluding calculations to determine the quantity of top soil to be removed during bulk earth works..

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Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

Detailed Engineering

The Company finalized the Work Breakdown Structure (WBS) for Detailed Engineering as well as the master target implementation schedule for construction of the Production Plant. The Company, Primero and Metso-Outotec (crushing plant designer) have completed trade-off studies for the optimization and expandability/scalability of the overall plant design, evaluating multiple design options, performing tests and analysis to select the preferred option.

The Company evaluated operational and capital expenditure trade-offs to be achieved as a result of the different possible design alternatives for the crushing circuit to be installed at the Production Plant. The Feasibility Study Report dated October 18, 2019 and with an effective date of September 16, 2019 filed at www.sedar.com, contemplates the crushing circuit as an operational expenditure, with a crushing cost per tonne included in the total cash production cost of the Xuxa Mine. These trade off studies aimed to further de-risk and optimize the construction of the Production Plant. The scalability of the Production Plant is also being studied to determine expansion design features to allow for the incorporation of a second production line for Production Phase 2.

The trade-off studies, including the associated cost-benefit evaluations conducted as part of the Detailed Engineering, are as follows:

•	Crushing plant sizing, mine ore movements and layout: selection of capacity for crushing module of the Production Plant and ore handling as well as evaluation of alternatives for an expansion of the crushing plant. A larger capacity primary crusher to accept larger top size combined with an arrangement which leads to an optimum layout from point of efficiency and material movement;
•	Crushed ore storage and reclaim;
•	A straight transfer via conveyor and intermediate bin from discharge of crushing circuit to DMS plant to minimize transfer points, eliminate manual handlings and maximize DMS plant feeding efficiency;
•	Evaluation of size alternatives for the DMS module for the Production Plant, comparing a dual 220ktpa versus 440ktpa capacity; and
•	Cost benefit analysis of the ultra-fines circuit and fines minimization tests to achieve higher recovery.

The remaining test work being undertaken is to reconfirm data reflected in the Feasibility Study Report and is not expected to cause major design changes. The following trade-off tests are in progress:

•	Metallurgical test work: SGS Lakefield and Primero are testing additional Production Phase 1 variability samples for the re-validation of recoveries obtained by DMS reflected in the Feasibility Study Report, including the validation of equipment efficacy in scaling up the capacity of the Production Plant;
•	Dry stacking tailing equipment selection and additional equipment test-work reflux classification;
•	Analysis of “build own operate” contract crushing with Metso (operating costs) in comparison with Company purchased crushing (capital expenditures);
•	Magnetic separation for Iron removal trade off studies; and
•	Thickener settling .test-work in the dry stacking circuit.

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Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

Primero concluded the definition of the streamlined scope and design of the non-process, non-plant infrastructure (building infrastructure). The basis of the review was a comparison of the layout developed for the Feasibility Study Report with buildings and Infrastructure to support a 1.5Mtpa DMS plant and Primero benchmarked against a 4Mtpa semi-remote operation in Australia (considered adequate for the Project) which allowed for infrastructure to accommodate personnel to operate, maintain and manage a 1.5Mtpa DMS plant. The proposed infrastructure was deemed excessive when compared to similar operations in Australia which undertake a more practical and cost efficient approach to supporting infrastructure. Based on this review, it is believed that the non-plant infrastructure as sized for the Feasibility Study Report can be reduced, resulting in potential capital expenditure reduction.

The following workstreams are also in progress as part of the Detailed Engineering:

•	A review of contract model for power substation to contemplate potential Production Phase 2 expansion and a review of a “build own operated” strategy for power substation;
•	Analysis of Production Plant key design elements for increased yield and validation of their efficacy in scaling up the capacity of the Production Plant; and
•	Final allocation of design deliverables for detailed design based on capabilities, between Primero and the Brazilian EPCM Firm.

Next Steps in Detailed Engineering and Plant Pre-Construction Activities

Primero is preparing to work with the Brazilian EPCM Firm to complete the next steps in Detailed Engineering and Plant Pre-Construction Activities, including:

•	Preparing the Project Execution Plan, developing a schedule to distribute deliverables, as well as systems and a joint execution plan;
•	Updating and adapting the scope of work from the original EPC scope into an EPCM approach for the build;
•	Reviewing costing for the non-Production Plant/processing infrastructure with recommendations for Capex optimization: Ongoing review of facilities (air, water, power services) in order to formulate recommendations to reduce capital expenditures and to streamline and expedite construction, aligning originally proposed infrastructure with benchmarking of other similar mining operations in Australia; and
•	Completing the capital expenditures plan, incorporating the FEL-3/ Implementation level of detailed engineering accuracy of +/- 10%.

Primero and the Brazilian EPCM Firm will be progressing on the design of the entire Production Phase 1, including the Production Plant and non-plant infrastructure and services, to enable a rapid start to the Project on final investment decision, while ensuring the design incorporates the tie in of a future parallel concentrator processing line for Production Phase 2. In that process, the following design tasks will be completed:

•	Processing: updating process design, refining mass balance and flowsheets, preliminary piping and instrumentation diagrams, process control philosophy and automation of process controls;
•	Plant layout and 3D model: general arrangement drawings and 3D model for entire site covering both process and non-process facilities. Site layout developed to include future Production Phase 2 plant and revised linear crushing circuit and continuous automatic feeding of crushed ore to DMS plant via conveyor and crushed ore bin;
•	Earthworks drawings and bulk material take-offs;
•	Standard documentation: standard drawings and standard specification; design criteria, site conditions, including definition of concrete, structural, mechanical, piping and electrical required for detailed design;
•	Mechanical: equipment datasheets with specifications and requirements, equipment request for quotations with all major equipment with long lead items and complete evaluations on major equipment, mechanical equipment list, platework material take-off, crushing plant datasheets;

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Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

•	Piping: complete standard piping systems and specifications required to complete detailed design, detailed piping material take off including piping by spec and diameter, valve list;
•	Concrete and structural: preliminary calculations and critical member sizing, concrete and structural take off broken down by commodity code and area; and
•	Electrical, instrumentation and controls: equipment datasheets and specifications for major equipment, electrical load list electrical, single line diagrams, equipment list and instrument list, and high level electrical distribution drawings.

Primero and the Brazilian EPCM Firm will also be preparing the high voltage substation scope of work and specifications for the potential bid of a third party provider to deliver it on a build own operate basis.

The overall division of responsibilities for the various participants in executing the ongoing and next steps in Detailed Engineering and Plant Pre-Construction activities has been defined according to the work breakdown structure (WBS) code in the Feasibility Study Report as follows:

•	Site Wide (WBS 100):
o	Bulk Earthworks: Brazilian EPCM Firm.
•	Crushing (WBS 200):
o	Structural steel, platework, mechanical equipment, piping, electrical & instrument: Metso-Outotec; and
o	Civil/ Concrete: Primero.
•	Wet Plant (WBS 300):
o	Structural Steel, Mechanical equipment, piping, platework; and
o	Electrical and instrument, Civil/concrete: Primero
•	Non-Plant Infrastructure (600):
o	Power/Water/Building/Compressed Air/ Roads: Brazilian EPCM Firm.
•	Xuxa Mine / Mining (700):
o	Mining general: Mining contractor; and
o	Mining facilities: Mining contractor/ Brazilian EPCM Firm.
•	Project Execution Plan, Construction readiness, Constructability Review, Estimation, Master Schedule, Procurement packages, Construction Packages: Each party for their respective scope area and coordinated by Brazilian EPCM firm.

Pre-Construction Outlook for Production Phase 1 Open Pit Mine

The Production Phase 1 Open Pit Mine (The “Phase 1 Mine” or “Xuxa Mine”) will supply 100% of the feedstock for the Production Plant during Phase 1 Production for a period of nine years, creating a fully integrated and low-cost operation. Moreover, the south pit of the Xuxa Mine could be opened simultaneously to the north pit to supply the feedstock to kickstart a second processing line for the Production Plant during the initial years of Production Phase 2, should the Company decide to rapidly increase scale in 2023 if forecasted lithium supply shortages become effective.

The Company has successfully completed several critical workstreams involved in the Pre-Construction of the Phase 1 Mine within the scheduled and budgeted parameters. This includes all field-based activities required for the geotechnical validation at detailed engineering level, as well as critical field work of hydrogeological validation (including the installation of 12 piezometers for water measurements).

There are three main workstreams involved in the Pre-Construction activities for the Phase 1 Mine: geotechnical validations at higher (detailed engineering) confidence levels, hydrogeology validations at higher (detailed engineering) confidence levels and optimization of the mining plan with two pit layouts under consideration.

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Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

These validations at detailed engineering confidence levels are in process as a result of the ESG-centered strategy of the Company. Certain key elements of the environmental strategy for the Phase 1 Production, as detailed in the Feasibility Study Report, are: (i) the decision to open the Xuxa Mine as two separate pits, as detailed in the Feasibility Study Report, including preserving the Piauí river’s seasonal “stream” and its surrounding ecosystems (collectively, the “Piauí”), resulting from its role in providing the only source of freshwater for the surrounding communities for four to five months of the year during the rainy season (the Project is located in a semi-arid region); (ii) dry stacking for tailings from the processing plant; and (iii) overall minimization of vegetation and tree suppression in both pit and tailings areas to less than 50 hectares and provision of environmental compensation lands at a 2:1 ratio per hectare (at tropical forest levels) for suppressed vegetation.

The following workstreams of the Pre-Construction for the Phase 1 Mine have been completed:

•	Completed field work of geotechnical validations at higher (detailed engineering) confidence levels and refined North and South pit designs and pit wall slopes of the Xuxa Mine. All planned additional geotechnical holes were successfully drilled with core orientations targeting all wall orientations (i.e. hanging wall, end walls, and footwall). Geotechnical modelling and analysis are ongoing:
o	Conducted core drilling of 12 new orientated core holes (2,436 meters in total) over the Xuxa north and south pit areas dedicated to geotechnical modelling of the pit wall slopes to update and refine the mine design;
o	All required drill sample holes have been drilled, logged and samples sent for geotechnical laboratory test work; and
o	Successfully performed down hole geophysical surveys, engaging an acoustic televiewer for geotechnical survey of 40 holes (all of the new holes and 20 of the historical drill holes), providing quality data for a comprehensive geotechnical investigation.

•	The Company, GE21 and MD Geo completed the field work of hydrogeological test work in and around the Xuxa Mine area. Piezometers have been installed and there is ongoing analysis of data from piezometers for subsequent geo-hydrogeological modelling by GE21:
o	Water levels have been measured in historical drill holes (wells) and all piezometer installations have been completed. The ongoing analysis includes pressure and pump testing conducted on holes with information incorporated into the existing hydrogeological model for calibration purposes. This information will later be integrated into the final geotechnical report for the Xuxa Mine as well as in the updated execution mine plan;
o	The Company, GE21 and MD Geo are currently performing hydrogeological monitoring in order to execute validations at higher confidence (detailed engineering levels) of the following hydrogeological and hydraulic connections between the Piauí and the Xuxa deposit: (a) connections between the Piauí and the pegmatite dyke, which could develop through a fractured joint and/or fault systems; and (b) connection between the Piaui and the weathered zone of the Xuxa deposit; and
o	The Company decided to conduct a hydrogeology detailed assessment and model of these two groundwater pathways because it will increase confidence that, in the event climate change substantially alters rainfall patterns in the region (increasing seasonal water flows at the Piaui), the Company would be equipped with information to determine the most suitable pit dewatering methodology.

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Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

The Company and GE21 are currently executing the following Pre-Construction activities for the Phase 1 Mine:

•	Conducting the optimization of the mining plan based on the new geotechnical data and design parameters with two pit layouts under consideration: (a) layouts used in the Feasibility Study Report, which feature two separate pits excavated to a maximum depth of about 320 meters; and (b) including an initial starter pit that would be excavated to a depth of 225 meters;
•	Generation of an operational monthly mining sequencing plan for the first three years of the life of mine, then quarterly for year four and annually for years five through nine;
•	Design of final pit (with final operating parameters: berm, ramp, ultimate wall slope angles); and
•	Development of a comprehensive grade control program utilizing geostatistical methods to ensure feed grades are maintained within the expected range. The proposed grade control system will be designed to minimize schist waste rock dilution with the pegmatite ore recovery in pit.

Each mining plan under consideration will have a different configuration for the waste and tailings piles to be in areas of pastures (with low-to-none mid-stage vegetation suppression). This optimization has the benefit of both lowering the capex for pre-stripping, while enhancing the life cycle analysis of the Company by substantially decreasing its carbon footprint, as follows: (i) decreasing the vegetation suppression of trees in the construction of the pit to less than 50 hectares; and (ii) segregating the piles of mined waste and processed tailings with the goal of recycling most of the tailings into ancillary industries, promoting a circular economy.

Preliminary Economic Assessment, Pre-Feasibility and Feasibility Studies for Increased Scale - Production Phase 2

The Company significantly advanced multiple Project workstreams in geology, geotechnical, metallurgical, environmental and regulatory permitting with the objective of preparing for Production Phase 2 after 2023, as follows:

•	Preliminary Economic Assessment, Pre-Feasibility and Feasibility Studies for Production Phase 2: The Company has engaged SGS and Primero to prepare pre-feasibility and feasibility studies for Production Phase 2, adding to the Production Plant a second similar DMS processing line with capacity of 220,00ktpa (33,000 LCE) of battery grade high purity lithium concentrate. The results of the various workstreams are planned to be completed in three stages: the PEA was completed in May 2021, the pre-feasibility study is also expected to be completed in the second quarter of 2021 and the feasibility study is expected in the fourth quarter of 2021.

o	The studies contemplate utilizing as feedstock the spodumene ore from the Project’s second deposit Barreiro (the “Second Deposit” or “Barreiro”) with the objective of significantly increasing production.

o	Barreiro is the Project’s largest deposit. It is a high-purity, high-grade lithium deposit, with 20.485Mt of measured and indicated mineral resources at 1.43% Li2O and 1.909Mt of inferred mineral resources at 1.44% Li2O and shallow, near surface mineralization ideal for open pit mining. Its mineral reserve is expected to be declared later this quarter when the ongoing pre-feasibility study is completed.

o	The PEA demonstrated the significant cost benefit of vertically integrating a second production line and utilizing as feedstock spodumene ore from the Project´s Barreiro deposit, mining an average of 1.68Mt per year during 12.7 years of mine life.

o	The Company and Primero completed all the metallurgical and variability pre-feasibility test work at SGS laboratories with the aim of customizing a flowsheet for the processing line of Production Phase 2 with the Barreiro deposit. The heavy liquid separation testing results achieved 66% Li2O recovery. They were followed by pilot plant scale DMS metallurgical testing, which achieved 60.7% Li2O recovery producing a battery grade concentrate of 6.11% Li2O.

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Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

o	The processing and metallurgy tests of the PEA concluded that the lithium achieved good recoveries in an environmentally friendly DMS plant, with similar flowsheet (and capital costs) to the first production line, without requiring a significantly more capital-intensive flotation process. These DMS recoveries are a result of the Second Deposit having a similar exceptional mineralization to the Project´s first deposit, Xuxa, with large crystals of coarse spodumene.

o	The Company completed all field work for the preparation of Phase 2 pre-feasibility study, including geotechnical drilling and hydrogeology test work.

o	GE21 is leading the preparation of the mining plan, geotechnical program and modelling of the Barreiro deposit. The drilling of three new geotechnical orientated core holes and relogging (geotechnically) of 20 selected exploration holes were completed. The Company engaged Comprobe, a specialist engineering service, to conduct downhole geotechnical surveys using an acoustic televiewer to probe exploration drill holes. These surveys were completed for the new and historic exploration holes

o	The field work required for the hydrogeological section of the pre-feasibility study has been completed, as all water level measurements have been completed.

•	Environmental Impact Study: Starting in the dry season of the second quarter of 2020, the Company has been conducting detailed environmental impact studies for the fauna and the flora in the area of the Barreiro deposit where the pit and waste piles will be located. These studies continued in the wet season during the third and fourth quarters of 2020. The environmental impact studies as well as a comprehensive environmental and social impact assessment report (EIA/RIMA) were prepared and concluded by the Company. The design proposed by the Company in the EIA/RIMA for the ADA (Directly Impacted Area by the Project) has followed the Company´s ESG-centric approach to minimize vegetation suppression and contemplated the location of its processing tailings dry stacking piles in the vicinity of the Production Plant with the selection of areas for waste piles targeting the overall minimization of vegetation and tree suppression which, in combination with the vegetation suppression required for the pit areas, amounts to less than 50 hectares. As a result, the life cycle analysis of the Company is substantially enhanced, decreasing its the environmental and carbon footprints. Once the EIA/RIMA is submitted and approved by regulators, additional ancillary construction and operation permits from environmental authorities will be required prior to construction.

•	Regulatory & Mining Permitting - Phase 2: The Company obtained a key approval for Production Phase 2 plan with the Agência Nacional de Mineração (the “ANM”) approving its economic feasibility study (“Plano Econômico de Avaliação” - PAE). This approval advanced the Production Phase 2 permitting process to the mining concession request stage (“Requerimento de Concessão de Lavra”).

Page | 11

Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

Exploration & Development of other Project Deposits

The Company is accelerating its site exploration activities for the Project with the goal of increasing the Project mine life at the expanded production levels of 440,000tpa of Production Phase 2. The Company own dedicated geological team and a QP from SGS Canada are carrying out an exploration program to determine the ultimate extent and more rapidly increase the scale of the Project’s mineral resources, while demonstrating the uniqueness of the high-purity quality of hard rock lithium mineralization at the Project. The Company continued diamond drilling to define by prospective mineralized structures identified by historical mining, and surface trenching and representing a geological continuum with known deposits. The objective of the exploration program is to increase estimated mineral resources by at least 50% by the end of 2021.

This workstream does not impact the Phase 1 Production pre-construction workstreams. Following the completion of the Pre-Construction activities of the Xuxa Mine involving geotechnical and geohydrology drilling, certain drilling rigs on site were redeployed to conduct this program.

•	In 2020, the Company´s own geological teams continued to evaluate the potential of certain of the Project’s deposits that were not included in the mineral resource estimate in the Feasibility Study Report. They evaluated two deposits with significant potential that were targeted for core diamond drilling campaigns. In 2021 the Company´s geological team is expanding this exploration analysis by evaluating the potential of areas of the Lithium Properties in the south of the Project.

•	The Company focused the 2021 drilling campaign in particular on an area with pegmatite surface exposure that in the 2018-2019 drilling program yielded promising results.

•	SGS validated a drill plan with ~6,500m of diamond HQ drilling, mostly split between two pegmatites in the immediate geological vicinity of the Barreiro deposit, and across its mineral concession border. In 2019, 350m of drilling was carried out in the area, intercepting 110m of pegmatite with an average grade of 1.6% Li2O and average thickness of 20m, demonstrating a exploration target of high interest.

•	50% of the drilling campaign has been completed thus far, with 31 holes (approximately 3,750m) drilled at 100m x 50m spacing along a 500m open-ended portion of pegmatite dyke. Results are promising, with preliminary Li2O results with weighted average at 1.28% in the mineralized holes and pegmatites intersections “thickness” averaged 22m, with 30m in the middle of the deposit. Fresh rock started at 13m until 240m at maximum drill depth. Augmenting the 500m portion drilled thus far, some 220m of trenching successfully delineated a further continuous 1,100m of pegmatite dyke, which remains open-ended to the north. To evaluate the exposed pegmatite, an additional 3,000m of diamond drilling is planned on a 100m x 50m grid.

•	Based on the area´s “brownfield status” (one of the deposits was a former artisanal mine) and the results thus far, SGS believes that the resource potential for this deposit could be approximately 15-18Mt (such range being conceptual in nature, since there has been insufficient exploration to define a mineral resource and it is uncertain if the target will ultimately be delineated as a mineral resource).

Page | 12

Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

ESG & Sustainability

As a result of the ESG-centered strategy of the Company, sustainability considerations and actions are intrinsically incorporated into the various execution workstreams. Consistent with the Company’s leadership in ESG within the lithium industry, the Company has demonstrated its alignment with the Paris Climate Accord and targeted to potentially reach net zero carbon emissions in its first year of production in 2022.

Life Cycle Analysis and Net Zero Strategy

The Company has engaged Minviro Ltd. for the preparation of an independent ISO 14000 compliant life cycle assessment (“LCA”). The Company has engaged BeZero Carbon Ltd for the assessment of the Company´s internal carbon offsetting projects (“in-setting projects”) and advisory on a portfolio of carbon additional in-setting projects and initiatives which the company may undertake in order to make a robust net zero declaration by 2023.

The objectives of both workstreams are to understand the greenhouse gas emissions associated with the positive activities of carbon sequestering undertaken by the Company, link the results to the overall carbon footprint of existing and planned operations, create an in-setting and offsetting plan for residual emissions and provide an evidence-based assessment for the Company´s net zero targets. The Company will take responsibility for all of its expected scope 1, 2, and 3 emissions, as is the expectation in today’s international carbon accounting environment for maximizing the robustness and defensibility of the Company’s strategy. Net Zero plans will be undertaken in two phases: (i) Net zero phase 1 (current): incorporating scope 3 emissions from mine to port of shipment in Brazil; (ii) Net Zero phase 2 incorporating scope 3 emissions at port of delivery.

The study and the audit are contemplating two different production routes to be followed by the Company to deliver lithium products to its customers: (i) spodumene mining and lithium purification and concentration production in Brazil and (ii) purified spodumene concentrate shipped to be converted by two different chemical producers, in two different jurisdictions, into battery quality lithium hydroxide monohydrate. The final ISO 14000 audit report for the first route is ongoing and will be completed in approximately 20 weeks and will include: (i) a cradle to grave life cycle inventory and impact assessment to generate impact data for climate change, water consumption, land use and certain impact categories selected by the Company, and (ii) a complete contribution analysis outlining the major inputs contributing to the impact categories.

The Company expects to publish results from the LCA in the third quarter of 2021, including more information on its carbon in-setting and offsetting strategy. The Company is acutely aware of the historical issues with carbon offsetting, and plans to adapt to the most up to date norms in the industry. This is an important pillar of the Company’s plans to develop and maintain a defensible net zero strategy, while the expectations and norms for offsetting and emissions reporting continue to involve.

Page | 13

Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

Environmental Programs

The Company has ongoing comprehensive environmental and social programs in process, consistent with its leadership role in ESG in the lithium mining sector and its commitment to sustainable mining. The mitigating social and environmental programs already initiated or to commence during construction phase aim to establish actions to proactively mitigate, prevent, control and compensate for the environmental impacts that could be caused by the mining activity to be carried out by the Company once it enters the production phase. These programs and actions, which are described below, are based on the United Nations Sustainable Development Goals (“UN-SDGs”):

•	Programs and Actions initiated in 2020
•	Solid waste management program;
•	Waste reuse plan;
•	Environmental education program;
•	Program for the prioritization and professional training of local suppliers;
•	Accident prevention and public health program;
•	Social communication program;
•	Maintenance and conservation program for permanent preservation areas and legal reserves;
•	Environmental management and supervision plan;
•	Monitoring program for vegetation planted;
•	Program for visual monitoring of environmental impacts and mitigating measures; and
•	Specific conservation and monitoring programs for endangered species.

•	Programs and actions to be initiated by the end of the first half of 2021
•	Program to rescue and drive away the local fauna from industrial sites;
•	Program to rescue threatened and endemic flora; and
•	Fauna monitoring program.

•	Programs and actions to begin in the second half of 2021
•	Program for the implementation and maintenance of rain drainage systems and containment of erosion processes;
•	Program for the implementation and maintenance of the levels of noise, vibrations and control of atmospheric emissions;
•	Fauna rescue technical project;
•	Surface water monitoring program;
•	Noise monitoring program;
•	Vibration levels control program;
•	Air emissions control program;
•	Monitoring program for domestic and industrial effluents;
•	Surface water quality monitoring program;
•	Air quality monitoring program; and
•	Noise and vibration levels monitoring program.

Page | 14

Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

Social Programs

The Company, as part of its ESG-centric strategy of shared gains and value creation with the communities around the Project, has determined as a core social objective UN-SDG #8 of “decent work and economic growth”. The Company is committed to strengthening of the regional socioeconomic environment for the two municipalities where it operates in the Vale do Jequitinhonha. The Company has a strong working relationship with the municipalities of Itinga and Araçuaí (where the Company has activities) and their communities and conducts regular and meaningful engagement and consultation with them.

Also, following the principles of UN-SDG #17 “partnership for the goals”, the Company initiated a project to lead the creation, structuring and operation of an independent agency for private investment promotion and economic diversification of the region (“Investment Agency”).

The Company has successfully obtained institutional support for this initiative from the development bank of the state of Minas Gerais (“BDMG”), from the secretary of special development projects (“INDI”) and from the Mayors of the two municipalities.

Methodological challenges to address socio-economic impact matters in a way that converges with the Company’s strategy and core business will be addressed by applying the methodology proposed by the World Bank for similar agencies globally, with the Company acting as broader development catalyst (not as principal), as follows:

o	The Investment Agency aims to transform the territory with organized activities to stimulate development, contributing to the diversification of the business environment through the attraction of investments to the two municipalities;
o	The Company engaged TSX Advisors Ltda., a specialist consulting firm, to lead the project to structure and implement the Investment Agency. The consultant has a successful track record of executing similar projects for Brazil´s largest mining company;
o	This workstream is divided in two stages:
■	Stage 1, which is expected to be completed by the third quarter of 2021 is to provide the framework for the Investment Agency, including: (i) mapping and approaching stakeholders, (ii) evaluation of the region's “maturity” and “economic engagement” indices, (iii) definition of the Agency Model for the region, (iv) consolidation of governance and management models, (v) modulation of the economic sustainability plan, (v) modulation of “priority sectors” to attract investments; and
■	Stage 2 is expected to be implemented over a twelve month period, and include the following activities: (i) structuring legal constitution, building councils, and identifying independent executive leadership, (iii) elaboration of the territory value proposition to attract investments (competitive differentials), (iv) validation of “priority sectors” to attract investments, (v) execution of the first “territory promotion and facilitation activities”, and (vi) identification of additional regional sponsorship.

On April 29, 2021, in line with UN-SDGs #17 partnership for the goals, #1 no poverty, #2 zero hunger. The Company launched an initiative to provide humanitarian relief during the next 10 months of pandemic for the population living in poverty “Sigma contra a fome” (Sigma against hunger). The initiative will distribute 600 basic food baskets per month to 600 families (with an average of four people), feeding approximately 2,400 people per month. Moreover, the company revived and expanded the COVID-19 prevention initiative from March 2020, and it is distributing 12,000 units of hospital disinfectant, totalling 12 tons, as well as 2,400 hand sanitizers “family size”, totalling 840 kg of the product. Sigma was able to effect the procurement of most of these items at cost as a result of the support of certain of its shareholders.

Page | 15

Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

Environmental Licensing and Permitting

On July 29, 2020, an important step was accomplished towards obtaining the operational license (licença operacional, LO) required after commissioning and ramp-up in order for the Project to enter full scale Production Phase 1 (the Company has had the Licença de Instalação for the Production Plant commissioning period since June 2019). SMSA's mining easement request (“Servidão Mineral”) was published in the Official Gazette of the Federal Government. It contemplates the mining and processing activities of the Xuxa deposit (ANM Process No. 824.692/1971). The easement area has a total of 413.3 hectares and aims to cover the areas of waste and tailings piles, Production Plant, all access roads (internal), electrical substation, installation of gas station and support structures.

In August 2020, a complementary environmental impact study and environmental mitigation plan (the “Complementary EIA/RIMA”) to the Company´s current environmental license for construction of Production Phase 1 was filed at the Priority Projects Superintendency of Minas Gerais (“SUPPRI”), Superintendência de Projetos Prioritários de Minas Gerais, in order to increase the scope area (Area Diretamente Afetada) of its current construction and installation license to include the south pit of the Xuxa Mine. The Complementary EIA/RIMA contemplates the simultaneous mining of both north and south pits of the Xuxa Mine, supplying the spodumene ore for the first few years of Production Phase 2. The Complementary EIA/RIMA also includes a tailings plan that separates rock waste and tailings piles in order to allow for the potential recycling of 100% of the tailings to ancillary industries, such as ceramics.

Corporate Finance

•	The Company has announced that it is considering a potential listing of the Common Shares in a major U.S. stock exchange market with a view to increasing access to U.S. capital markets and enhancing overall shareholder value. This follows the United States Department of State and Brazil Ministry of Mines and Energy launching the U.S. – Brazil bilateral cooperation in Critical Minerals, including lithium. This adds to the Company´s current potential offtake relationships in Japan, South Korea and specialist chemical tolling partners in China.

•	The Company expects to have sufficient liquidity to finance all of the ongoing workstreams contemplated by the Company’s strategy to accelerate the development of Production Phase 2 as described above. On February 12, 2021, it successfully completed a private placement of 9,545,455 Common Shares at a price of C$4.40 per Common Share for aggregate gross proceeds of $42 million (approximately US$33 million). The size reflected an upsizing by 40% and a 10% price increase from the original intended size and pricing announced for the private placement, due to strong institutional investor demand.

•	As at the date of this MD&A, the Company has $41.3 million (US$33.6 million) in cash and cash equivalents, out of which approximately $33.8 million (US$28 million) is held in a construction savings account.

•	Following the Company’s $42 million non-brokered equity offering completed in February 2021, the Company increased the amount in the construction savings account to a total of US$ 28 million. This amount comprises: (i) the equity component of US$ 15 million for a larger project finance facility of US$ 50 million, (ii) as well as a construction contingency temporary provision of US$ 13 million, which the Company expects to be covered upon the disbursement of a development bank loan from the state’s development bank BDMG in the amount of US$ 14 million (R$ 75 million). The project finance has been arranged with Société Generale, and is subject to completion of due diligence, credit approval, the negotiation of definitive documentation, and other customary drawdown conditions.

•	As at the date of this MD&A, the Company has an undrawn credit line balance of US$4,037,150 under the US$5,000,000 unsecured revolving credit facility (the “A10 Credit Facility”). This credit line was made available in November 2019 by A10 Group (a group controlled by directors and senior officers of the Company) which has agreed to a second extension to the A10 Credit Facility, without any penalties or additional charges. This amendment is subject to TSX Venture exchange approval.

Page | 16

Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

Regulatory Framework Updates in Brazil

•	On March 21, 2021, the decree nº 10.657/2021 was issued by the federal government of Brazil to streamline the environmental and operational permitting process for mining investments and projects in critical strategic minerals, including lithium (“Pro-Minerais Estrategicos”).

•	On December 14, 2020 the decree nº 10.577/2020 was issued by the federal government of Brazil, renewing until December 2030, the decree nº2.413/1997, in place since 1997 (and expired on December 31, 2020) requiring lithium exporters to obtain annual authorization from the nuclear commission (CNEN - Comissão Nacional de Energia Nuclear).

o	The Company does not foresee any difficulties in obtaining annual export authorizations as a result of the magnitude of its high grade measured mineral reserves filed at the Agencia Nacional de Mineracao. Nevertheless, it met with the appropriate bodies of government at Ministry of Mines and Energy and CNEN requesting the potential elimination of the requirement to obtain these annual authorizations, streamlining the export process.

o	On April 12, 2021 The Company received a formal “informative note” (Nota Informativa N.7/2021/DTTM/SGM) from the Ministry of Mines and Energy stating that it has prepared a report to CNEN suggesting possibilities for regimenting the decree nº 10.577/2020 with a resolution (“Resolucao CNEN”) for exports.

•	On November 10, 2020, the Department of State of the United States and the Ministry of Mines and Energy of Brazil announced the establishment of a U.S.-Brazil Critical Minerals Working Group to advance bilateral cooperation on critical minerals essential to both countries’ mutual security, sustainable development and future prosperity, including lithium. The working group intends to support the advancement of bilateral diplomatic engagement and technical cooperation on critical minerals, including: improving critical minerals security in the United States and Brazil, promoting economically viable mining and production streams, stimulating investments, promoting technological innovation and increasing U.S.-Brazil interconnectivity throughout supply chains for critical minerals.

o	This announcement catalyzes the possibility for the Company to become a global participant in the EV supply chain, as it opens the United States market to the Company, adding to its customer base in Japan, South Korea in alliance with the Mitsui´s specialist chemical tolling partners in China.

Page | 17

Sigma Lithium Resources Corporation
Interim Quarterly Management’s Discussion and Analysis
Three Months Ended March 31, 2021
Discussion dated: June 1, 2021

Surface Rights and Other Permitting

The surface rights in the Grota do Cirilo area, the current primary focus of the Company’s activity, are held by two companies owned by certain directors of the Company, Arqueana Empreendimentos e Participações S.A. (“Arqueana”) and Miazga Participações S.A. (“Miazga”). SMSA has entered into two right-of-way agreements with these companies to support its exploration and development activities within the Grota do Cirilo property, as well as with third-party surface owners.

On July 29, 2020, the approval of SMSA's mining easement request (“Servidão Mineral”) was published in the Official Gazette of the Federal Government. It contemplates the mining and processing activities of the Xuxa deposit (ANM Process No. 824.692/1971). The easement area has a total of 413.3 hectares and aims to cover the areas of: waste and tailings piles, Production Plant, all access roads (internal), electrical substation, installation of gas station and support structures.

SMSA has been granted a water license, which allows for the usage of 150 m3/h of flow from the nearby Jequitinhonha River during all months of the year for a period of 10 years and this is expected to be sufficient for the life-of mine (LOM) requirements for mining and product processing from the Project’s Xuxa deposit, as currently planned by the Company.

The Brazilian government levies a royalty on mineral production: Compensação Financeira pela Exploração de Recursos Minerais (“CFEM”). Lithium production is subject to a 2.0% CFEM royalty, payable on the gross income from sales. The Xuxa Project is also subject to two third-party royalties, one on the net income from sales and the other on a net smelter return (NSR), of 1% each.

Lithium Industry Trends

Global Electric Vehicles Market

In 2020, global sales of EVs, including Battery Electric Vehicles (“BEV”) and Plug-in Hybrid Electric Vehicles (“PHEV”) totaled 3.2 million units, representing 4.2% of total market share compared to 2.5% in 2019. EV sales increased by 43% whilst the global light vehicle market decreased by 14%.

Europe overtook China as the largest EV market, accounting for 43% and 41% respectively of global sales in 2020 compared to 26% and 52% in 2019. The EV market share in Europe grew from 3.3% in 2019 to 10.2% in 2020 as EV sales increased by 137% while the overall market was down by 20%. The EV boom in Europe started in June 2020 and in December EV sales reached 260% year on year growth and a market share of 20%. Germany became the second largest EV market after China, as EV sales increased by 254% over 2019 levels.

On the back of climate change concerns, the EU’s stringent CO2 emission targets, and China’s ambitious 20% EV penetration ratio by 2025, market players expect strong adoption of EVs. Bank of America´s auto team expects the global penetration rate for EVs (BEV + PHEV) to reach 30% by 2025. Macquarie expects penetration rates for BEV of 33% globally and 41% in China by 2030 and Deutsche Bank expects a total EV penetration rate of 40% by 2030.

Page | 18

Sigma Lithium Resources Corporation
Interim Quarterly Management’s Discussion and Analysis
Three Months Ended March 31, 2021
Discussion dated: June 1, 2021

EVs, PHEV and Hybrid Sales and Forecast (2020-2030E)

Source: Bloomberg Finance LP, CRU, Deutsche Bank

Includes BEV, PHEV and Hybrid.

Lithium Price and Demand Trends

From late 2015 to mid-2018, lithium prices experienced a substantial upward trend. The price improvement was primarily driven by an undersupply relative to expected demand, which incorporated expectations of substantial growth in the adoption of EVs.

The industry transitioned from undersupply to oversupply in 2018, resulting from delays in EV adoption combined with large lithium projects coming onstream. The resulting lithium price weakness led to curtailments, closures and decreasing operational rates. Demand disruption from COVID-19, coupled with existing high inventories, placed additional pressure.

Market players expect that the lithium market will shift to a supply deficit in 2021, with deficits widening each year. The main drivers are stronger demand outlook largely driven by rising global EV sales and limitations on the supply response given the long time frame for building a project and rising product quality requirements.

Bank of America forecasts lithium demand growth of 30% in 2021 and 23% in 2022, targeting 724kt LCE demand in 2024 and an increasing deficit as of 2021.

Supply-Demand Forecast (2017-2024E)

(In LCE tonne)

	2017	2018	2019	2020	2021E	2022E	2023E	2024E
Supply	235.921	309.660	360.570	399.795	415.998	483.912	576.054	691.982
YoY	24%	31%	16%	11%	4%	16%	19%	20%
Demand	230.489	254.883	298.770	325.258	424.180	521.041	620.415	723.988
YoY	11%	11%	17%	9%	30%	23%	19%	17%
Balance	5.432	54.777	61.800	74.537	-8.182	-37.129	-44.361	-32.006

Source: Bank of America.

Page | 19

Sigma Lithium Resources Corporation
Interim Quarterly Management’s Discussion and Analysis
Three Months Ended March 31, 2021
Discussion dated: June 1, 2021

Benchmark Mineral Intelligence stresses an ongoing underinvestment in the supply side compared to an increasing need to build more extraction capacity as well as the lead time for projects to mature. It also highlights that while recycling will play an important role, it expects it will not solve supply questions alone until the late 2040s or 2050s at the earliest.

Source: Benchmark Mineral Intelligence

As a result, the recovery in pricing is gaining momentum. In 2020, global lithium prices remained at low levels. However, the recovery in demand for lithium iron phosphate batteries has created a lithium shortage scenario in China according to Benchmark Mineral Intelligence. This has caused prices to rise by 70% in China from early 2021 until April 2021, while in other regions (Asia ex-China, North America, Europe and South America) prices have risen by 20 to 30%, according to Macquaire. Still, lithium prices in other regions are expected to catch up to the price movement in China. As the market tightens, market players, including JP Morgan and Macquarie, have recently revised upwards their short and long-term price estimates.

Furthermore, JP Morgan raises the possibility of “green premia” in the market given the growing theme of strategic supply and carbon footprint of production and its increasing importance for the EV industry.

Selected Quarterly Information

Selected quarterly financial information is presented as follows:

	2021	2020				2019
	Q1(8)	Q4(7)	Q3(6)	Q2(5)	Q1(4)	Q4(3)	Q3(2)	Q2(1)
	$	$	$	$	$	$	$	$
Total Sales	-	-	-	-	-	-	-	-
Net Loss	6,375,154	927,863	329,727	141,595	263,138	219,570	1,991,967	1,408,454
Net loss per share (9)	0.08	0.01	0.00	0.00	0.00	0.00	0.03	0.02

(1) The net loss for the three months ended June 30, 2019 of $1,408,454 resulted from (i) general and administrative expenses of $1,633,794 (including stock-based compensation of $523,320); (ii) accretion and interest on note payable of $84,972; (iii) a foreign exchange gain of $312,301; and (iv) depreciation of $1,989.

Page | 20

Sigma Lithium Resources Corporation
Interim Quarterly Management’s Discussion and Analysis
Three Months Ended March 31, 2021
Discussion dated: June 1, 2021

(2) The adjusted net loss for the three months ended September 30, 2019 of $1,991,967 resulted from (i) general and administrative expenses of $1,005,861 (adjusted and including stock-based compensation of $327,656); (ii) accretion and interest on note payable of $89,149; (iii) a foreign exchange loss of $881,233; and (iv) depreciation of $15,724.

(3) The net loss for the three months ended December 31, 2019 of $219,570 resulted from (i) general and administrative expenses of $195,483 (including stock-based compensation of ($20,715); (ii) accretion and interest on note payable of $82,370; (iii) interest on amounts drawn on a credit facility and accounts payable to suppliers of $225,127; (iv) a foreign exchange gain of $302,830; and (v) depreciation of $19,630.

(4) The net loss for the three months ended March 31, 2020 of $263,138 resulted from (i) general and administrative expenses of $425,041 (including stock-based compensation of $124,270); (ii) accretion and interest on note payable of $86,541; (iii) interest on amounts drawn on a credit facility and accounts payable to suppliers of $34,775; (iv) a foreign exchange gain of $300,384; and (v) depreciation of $17,165.

(5) The net loss for the three months ended June 30, 2020 of $141,595 resulted from (i) general and administrative expenses of $445,626 (including stock-based compensation of $87,079); (ii) accretion and interest on note payable of $79,919; (iii) interest on amounts drawn on a credit facility and accounts payable to suppliers of $22,335; (iv) fair value adjustment loss on note payable of $124,109; (v) a foreign exchange gain of $544,846; and (vi) depreciation of $14,452.

(6) The net loss for the three months ended September 30, 2020 of $329,727 resulted from (i) general and administrative expenses of $330,834 (including stock-based compensation of $67,646); (ii) accretion and interest on note payable of $51,547; (iii) interest on amounts drawn on a credit facility and accounts payable to suppliers of $87,787; (iv) fair value adjustment gain on note payable of $39,029; (v) a foreign exchange gain of $115,307; and (vi) depreciation of $13,895.

(7) The net loss for the three months ended December 31, 2020 of $927,863 resulted from (i) general and administrative expenses of $365,375 (including stock-based compensation of $65,976); (ii) accretion and interest on note payable of $48,301; (iii) interest on amounts drawn on a credit facility and accounts payable to suppliers of ($335); (iv) a foreign exchange loss of $500,887; and (v) depreciation of $13,635.

(8) The net loss for the three months ended March 31, 2021 of $6,375,154 resulted from (i) general and administrative expenses of $6,092,243 (including stock-based compensation of $5,451,016); (ii) accretion and interest on note payable of $37,822; (iii) interest on amounts drawn on a credit facility and accounts payable to suppliers of $67,929; (iv) a foreign exchange loss of $163,814; and (v) depreciation of $13,346.

(9) Per share amounts are rounded to the nearest cent. Aggregating quarterly amounts may not reconcile to year-to-date per share amounts.

Page | 21

Sigma Lithium Resources Corporation
Interim Quarterly Management’s Discussion and Analysis
Three Months Ended March 31, 2021
Discussion dated: June 1, 2021

Financial Performance

Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020

The following table summarizes the items that resulted in the loss increase for the three months ended March 31, 2021 (Q1 2021) compared to the three months ended March 31, 2020 (Q1 2020):

	Three months ended March 31
	2021	2020	Change
	$	$	$
General and administrative expenses	641,227	300,771	340,456
Stock-based compensation	5,451,016	124,270	5,326,746
Total G&A	6,092,243	425,041	5,667,202
Accretion and interest on note payable	37,822	86,541	(48,719)
Interest on amounts drawn on a credit facility	67,929	34,775	33,154
Foreign exchange loss / (gain)	163,814	(300,384)	464,198
Depreciation	13,346	17,165	(3,819)
Net loss	6,375,154	263,138	6,112,016

The Company’s net loss totaled $6,375,154 in Q1 2021, with basic and diluted loss per share of $0.08. This compares with a net loss of $263,138 with basic and diluted loss per share of $0.00 for Q1 2020. The increase in net loss of $6,112,016 principally resulted from:

•	An increase of $5,326,746 in stock-based compensation resulted mainly from the 1,381,333 Restricted Stock Units (“RSUs”) to key employees, directors and designated service providers of the Company, which the Board approved for grant on March 4, 2021.

•	An increase of $340,456 in general and administrative expenses is mainly related to an increase of $247,902 in audit expenses and $47,952 in legal expenses due to increased corporate activities.

•	An increase of $464,198 in foreign exchange loss. This foreign exchange variation was mainly the result of an appreciation of the Canadian dollar to the United States dollar in Q1 2021 attributed to the US$15,000,000 of cash held in the construction savings account.

Cash Flow

Cash flow highlights	Three months ended March 31
	2021	2020	Change
	$	$	$
Cash (used in) operating activities	(2,199,374)	(483,432)	(1,715,942)
Cash (used in) investing activities	(1,765,338)	(322,986)	(1,442,352)
Cash provided by financing activities	37,496,217	771,370	36,724,847
Effect of foreign exchange on cash	(226,873)	(7,851)	(219,022)
Change in cash and cash equivalents	33,304,632	(42,889)	33,347,531
Cash and cash equivalents - beginning of the period	13,543,024	103,640	13,439,384
Cash and cash equivalents - end of the period	46,847,656	60,741	46,786,915

As at March 31, 2021, the Company had cash and cash equivalents of $46,847,656 and working capital of $43,632,614 compared to cash and cash equivalents of $60,741 and negative working capital of $7,288,274 as at March 31, 2020.

Page | 22

Sigma Lithium Resources Corporation
Interim Quarterly Management’s Discussion and Analysis
Three Months Ended March 31, 2021
Discussion dated: June 1, 2021

On February 12, 2021, the Company completed a non-brokered private placement of 9,545,455 Common Shares at a price of $4.40 per share for aggregate gross proceeds of $42 million. In connection with such offering, the Company paid aggregate placement agent fees of $2.5 million and issued 562,860 Common Share purchase warrants (having an exercise price of $4.40 per share and exercisable until February 12, 2021) to a consortium of financial advisors. In connection with this offering, A10 Group, a related party who was part of such consortium, received $2,344,584 of such placement agent fees and 532,860 of such warrants.

A relative value of $873,121 was estimated for the 562,860 Common Share purchase warrants on the date of grant using a relative fair value method. Inputs in the Black-Scholes option pricing model included: market price on valuation date of $4.40; expected dividend yield of 0%; expected volatility of 66.61% using the historical price history of the Company; risk-free interest rate of 0.17%; and an expected average life of one year.

During the three months ended March 31, 2021, the Company repaid $1,875,576 under a note payable, $1,289,837 in accounts payable and other liabilities and invested $1,804,717 in mineral properties (Exploration and evaluation assets).

Liquidity and Capital Resources

The Company continuously monitors its cash outflows and seeks opportunities to minimize all costs, to the extent possible, especially general and administrative expenses.

The Company’s use of cash is currently, and is expected to continue to be, focused on funding its general corporate expenditures and the development of the Project.

As at the date of this MD&A, the Company has $41.4 million (US$33.6 million) in cash and cash equivalents, which compares to the $46.3 million (US$36.2 million) as at May 3, 2021 disclosed in the MD&A for the year ended December 31, 2020. The cash and cash equivalent reduction of $4.9 million (US$2.6 million) is mainly related to the repayment of 50% of the A10 Credit Facility of $1,330,000 (US$1.1 million), drilling activities of $606,000 (US$467,000), project development of $847,000 (US$656,000), salaries of $279,000 (US$222,000), other expenses of $266,000 (US$215,000) and a $1.54 million foreign exchange loss on the US$28 million savings account.

As at the date of this MD&A, the Company has an undrawn credit line balance of US$4,037,150 under the US$5,000,000 A10 Credit Facility. This credit line was made available in November 2019 by A10 Group, which has agreed to a second extension to the A10 Credit Facility, without any penalties or additional charges. This amendment is subject to TSX Venture Exchange approval.

The Company’s total current liabilities of $3,856,201 as at March 31, 2021 consist mostly of amounts with related parties, including (i) the current portion and accrued interest of a note payable in the amount of $244,134; (ii) the amount outstanding on the A10 Group Credit Facility of $2,714,755 and (iii) the current portion of lease liabilities of $8,403. The Company’s liabilities as at March 31, 2021 also included accounts payable to suppliers of $699,974 (most of which were paid in the second quarter of 2021).

Page | 23

Sigma Lithium Resources Corporation
Interim Quarterly Management’s Discussion and Analysis
Three Months Ended March 31, 2021
Discussion dated: June 1, 2021

The Company’s shareholders’ equity as at March 31, 2021, was $60,717,884, as a result of share capital of $92,417,982, contributed surplus of $11,786,859, accumulated other comprehensive loss of $3,885,411 and a deficit of $39,601,546.

As a result of completion of its private placement offering in February 2021 (thereby obtaining the required equity component of financing) and assuming the completion of the debt financing contemplated in the Company’s agreement with Société Générale (which is subject to completion of due diligence, credit approval, the negotiation of definitive documentation, and other customary drawdown conditions), the development of the Production Phase 1 of the Project would be fully funded to construction completion. However, further financing will be required to continue to develop the Company’s other deposits at the Project and its additional properties. See “Risk Factors”.

Disclosure of Internal Controls

Management has established processes to provide them with sufficient knowledge to support representations that they have exercised reasonable diligence to ensure that the unaudited condensed interim consolidated financial statements (i) do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited condensed interim consolidated financial statements; and (ii) fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate filed by the Company does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing such certificate are not making any representations relating to the establishment and maintenance of:

(i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s generally accepted accounting principles (IFRS).

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in such certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Page | 24

Sigma Lithium Resources Corporation
Interim Quarterly Management’s Discussion and Analysis
Three Months Ended March 31, 2021
Discussion dated: June 1, 2021

Related Party Transactions

The company’s related parties include:

Related Party	Nature of relationship
A10 Group	A10 Group is composed of A10 Serviços Especializados em Avaliação de Empresas Ltda. and A10 Investimentos Ltda., both companies are owned by two directors of the Company.
Miazga	Miazga Participações S.A (“Miazga”) is a land administration company indirectly controlled by two directors of the Company, one of which also controls part of A10 Group.
Arqueana	Arqueana Empreendimentos e Participações S.A. (“Arqueana”) is a land administration company, in which two directors of the Company have an indirect economic interest.
Key management personnel	Includes the directors of the Company, executive management team and senior management at SMSA.

a)	Transactions with related parties

Cost sharing agreement (“CSA”): The Company entered in a CSA with A10 Group where A10 Group is reimbursed for secondment staff 100% allocated to the Company, including legal, financial and business development personnel and 50% of shared secretarial administrative personnel.

Revolving credit facility: The Company entered in a revolving credit facility agreement with A10 Group which allows the Company to raise short-term financing debt increasing its liquidity.

Leasing Agreements: The Company has land lease agreements with Miazga and Arqueana. Part of these leases get offset by the prepaid land lease.

Share purchase agreement (“SPA”): The Company owes a note payable related to the SPA with Arqueana.

Commission fees: The Company entered into an agreement with A10 Group for acting as one of the Company’s financial advisors to locate equity investors in non-brokered private placements. The Company paid finders’ fee of up to 6% of the gross proceeds received from these investors.

Page | 25

Sigma Lithium Resources Corporation
Interim Quarterly Management’s Discussion and Analysis
Three Months Ended March 31, 2021
Discussion dated: June 1, 2021

The related party transactions are recorded at the exchange amount transacted as agreed between the Company and the related party. All of the related party transactions have been reviewed and approved by the independent directors of the Company.

b)	Outstanding balances and expenses with related parties

		2021		2020
		March 31,	Three Months Ended March 31,	December 31,		Three Months Ended March 31,
	Prepayments	Accounts Payable/ Debt	Expenses/ Payments	Prepayments	Accounts Payable/ Debt	Expenses/ Payments
	$	$	$	$	$	$
A10 Group
CSA	-	-	31,823	-	-	24,286
Revolving credit facility	-	2,714,755	30,875	-	2,683,880	7,381
Commission fees	-	-	2,344,584	-	-	-

Miazga
Lease agreements	-	73,610	11,864	-	82,514	15,498
Prepaid land lease offset	108,069	-	2,845	123,153		2,809

Arqueana
Lease agreements	-	151,296	5,932	-	169,685	7,274
Prepaid land lease offset	-	-	-	-	-	-
SPA	-	244,134	(396,039)	-	2,204,045	(335,345)
Management and Directors
Travel expenses Reimbursement	-	-	-	-	72,127	-

Risk Factors

The Company is subject to numerous risk factors at any given time (many of which are beyond its control) which could materially adversely impact upon its business, financial condition, results of operations, cash flows, ability to obtain financing and prospects and, as a result, the trading price of the Common Shares. The following are risk factors that the Company’s management believes are most important. The below described risks is not an exhaustive description of all risks.

Risks Related to Resource Development

Development of the Project

The Company’s business strategy depends in large part on developing the Project into a commercially viable mining operation. Whether a mineral deposit will be commercially viable depends on numerous factors, including: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) commodity prices, which are highly volatile; and (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and capital and operating cost requirements. The development of the Project is subject to the Company securing the necessary funding and other resources and is also subject to numerous development and operational risks. Accordingly, there can be no assurance that the Company will ever develop the Project into a commercial mining operation.

Page | 26

Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

Market Prices

Lithium is not a traded commodity like base and precious metals. Sales agreements are negotiated on an individual and private basis with end-users or intermediaries. In addition, there are a limited number of producers of lithium compounds, and it is possible that these existing producers will try to prevent newcomers from entering the chain of supply by increasing their production capacity and lowering sales prices. Other factors, such as supply and demand of lithium-based end-products (such as lithium hydroxide), pricing characteristics of alternative sources of energy, industrial disruption and actual lithium market sale prices, could have an adverse impact on the market price of lithium and as such render the Project uneconomic. There can be no assurance that such prices will remain at current levels or that such prices will improve.

Growth of Market for Lithium-Ion Batteries

The success of the Company and our ability to develop lithium operations is largely dependent on the adoption of lithium-ion batteries for EV and other large format batteries. The market for EV and other large format batteries currently has limited market share and no assurance can be given that it will develop further (or at what rate this market will develop, if at all). To the extent that such markets do not develop in the manner or according to the timeline contemplated by the Company, the long- term growth in the market for lithium products will be adversely affected, which would inhibit the potential for development of the Project and its potential commercial viability.

Achieving and Managing Growth

The Project is at development stage and will require a substantial increase in skilled personnel and operational support as the Project transitions to a more advanced development and then operating stage. The Company’s ability to succeed in progressing through development to commercial operations will depend on a number of factors, including management’s ability to manage this transition, the availability of working capital, and the ability to recruit and train additional qualified personnel (and, where appropriate, to engage third party contractors with qualified personnel).

Risks Relating to Operating in Brazil

Investments in emerging markets like Brazil generally pose a greater degree of risk than investments in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments and exposes the Company to heightened risks related to prevailing and changing political and socioeconomic conditions. Changes in mining, investment or other applicable policies or shifts in political attitude in Brazil may adversely affect the Company’s operations or profitability and may affect the Company’s ability to fund its ongoing expenditures. Regardless of the economic viability of the Company’s properties, such political changes, which are beyond the Company’s control, could have a substantive impact and prevent or restrict (or adversely impact the financial results of) mining of some or all of any deposits on the Project.

Page | 27

Sigma Lithium Resources Corporation
Interim Quarterly Management’s Discussion and Analysis
Three Months Ended March 31, 2021
Discussion dated: June 1, 2021

The Brazilian economy has been characterized by frequent, and occasionally material, intervention by the Brazilian federal government, which has often modified monetary, credit and other policies intending to influence Brazil’s economy. The Brazilian government’s actions to control inflation and effect other policy changes have involved wage and price controls, changes in existing, or the implementation of new, taxes and fluctuations of base interest rates. Actions taken by the Brazilian federal government concerning the economy may have important effects on Brazilian companies or companies with Brazilian assets and on market conditions and the competitiveness of Brazilian products abroad. In addition, actions taken by the Brazilian state and local governments with respect to labor and other laws affecting operations may have an effect on the Company.

The Company’s financial condition and results of any future operations may also be materially adversely affected by any of the following, and the Brazilian federal government’s actions, or failure to act, in response to them:

•	currency depreciations and other exchange rate movements;
•	monetary policies;
•	inflation rate fluctuations;
•	economic and social instability;
•	environmental regulation;
•	energy shortages or changes in energy prices;
•	interest rates;
•	disasters at third party mineral projects;
•	corruption or political scandal;
•	exchange rate controls and restrictions on remittances abroad;
•	liquidity of the domestic capital and lending markets;
•	tax policy, including international tax treaties; and
•	other political, diplomatic, social and economic policies or developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the market value of securities issued by Brazilian companies or companies with Brazilian assets.

The Brazilian government has frequently implemented changes to tax laws, tax treaties and other regulations, including modifications to tax rates. Any such changes, as well as changes in the interpretation of such tax laws and regulations, may result in increases to the Company’s overall tax burden, which would negatively affect its profitability.

Political instability or changes in government policy (which may be arbitrary) may result in changes to laws affecting the ownership of assets, mining activities, taxation, rates of exchange, environmental regulations and labour relations. This may affect both the Company’s ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that a future government may adopt substantially different policies cannot be ruled out.

Brazil’s long-term foreign and local currency debt is rated sub-investment grade. Brazil’s ratings or outlooks may be downgraded further or placed on watch by the various rating agencies in the future. Downgrades of Brazil’s sovereign credit ratings could limit access to funding and/or raise the cost of funding for the Company. Downgrades of Brazil’s sovereign credit ratings could also heighten investors’ perception of the risk of having operations in Brazil.

Page | 28

Sigma Lithium Resources Corporation
Interim Quarterly Management’s Discussion and Analysis
Three Months Ended March 31, 2021
Discussion dated: June 1, 2021

These and other future developments in the Brazilian economy and governmental policies may materially adversely affect the Company.

Corruption in Brazil and Anti-Corruption, Anti-Bribery and Anti-Money Laundering Laws

Brazilian markets have historically experienced heightened volatility due to the uncertainties generated by corruption and bribery allegations and investigations of certain senior politicians, including congressmen and officers and directors of some of the major state-owned and private companies in Brazil. In addition, certain media posts and reports of corruption, or allegations of corruption, in Brazil may have an adverse effect on the public perception and reputation of Brazilian companies and may adversely affect the trading price of the Common Shares. The Company’s value and share price could also be adversely affected by illegal activities by others, corruption or by claims, even if groundless, implicating the Company in illegal activities.

The Company is subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations in various jurisdictions, including Canada and Brazil. In addition, it is subject to economic sanctions regulations that restrict dealings with certain sanctioned countries, individuals and entities. There can be no assurances that the internal policies of the Company will be sufficient to prevent or detect all inappropriate practices, fraud or violations of such laws, regulations and requirements by its employees, directors, officers, partners, agents and service providers or that any such persons will not take actions in violation of its policies and procedures. Any violations of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on the Company’s business, reputation, results of any future operations and financial condition.

The Company has not purchased any “political risk” insurance coverage and currently has no plans to do so.

Governmental and Regulatory Requirements

Government approvals and permits are required in connection with the Company’s activities. Any instances where such approvals are required and have not been obtained, the Company may be restricted or prohibited from proceeding with planned exploration, development or operational activities. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing development or operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or other remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or a more stringent application of existing laws, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs, reductions in the levels of production at producing properties or require abandonment or delays in the development of the Project.

In Brazil, the ANM regulates the conduct of exploration, development and mining operations. The ANM requires: (i) certain fee payments for exploration authorizations (known as the Annual Fee per Hectare), (ii) certain royalty payments to be made to the federal government for the mining concessions (known as Financial Compensation for the Exploitation of Mineral Resources - “CFEM”) and (ii) royalty payments to be made to the landowner if the surface rights are not held by the holder of the mineral rights. There is also a monthly inspection fee related to the transfer and commercialization of certain minerals in some Brazilian states. Royalties, taxes and fees related to the exploration authorizations and mining concessions may change or increase substantially in the future.

Page | 29

Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

In Brazil, failure to demonstrate the existence of technical and economically viable mineral deposits covered by an exploration authorization for a period of at least one year may lead to the authorization being required to be returned to the federal government. The federal government may then grant the exploration authorization to other parties that may conduct other mineral prospecting activities at said area. In addition, mining concessions and exploration authorizations may not be granted due to changes in laws and regulations governing mineral rights. Accordingly, retrocession requirements, loss of mineral rights, or the inability to renew concessions, authorizations, permits and licenses may materially adversely affect the Company.

Tailings dam failures involving other mining companies in Brazil, and the resultant loss of life and damage, have resulted in (and could in the future result in further) increased requirements, delays in licensing and other material consequences to all mining companies, even if the circumstances of the Project or the Company’s development and operational methodologies are significantly different then such other companies and projects.

The regulatory framework applicable to the Brazilian mining industry could be subject to further change, which may result in limitations on the Company’s business and activities, including in connection with some existing mineral rights, and an increase in expenses, particularly mining royalties, taxes and fees.

The Company’s operations are also subject to Brazilian regulations pertaining to the use and development of mineral properties and the acquisition or use of rural properties by foreign investors or Brazilian companies under foreign control, and various other Brazilian regulatory frameworks.

Environmental Regulation

All phases of operations are subject to numerous environmental laws and regulations in Brazil on the federal, state and municipal levels, including laws and regulations relating to specially protected areas, air emissions, wastewater discharge and the use, manufacture, handling, transportation, storage, disposal, remediation of waste and hazardous substances. Environmental hazards may exist which are unknown to the Company at present which may have been caused by previous owners or operators of the Project. In the event of an accident or exposure to hazardous materials, environmental damages may occur and trigger the obligation to remediate the environmental conditions, which may result in significant costs. The victim of such damages or whoever the law so authorizes (such as public attorneys’ office, foundations, state agencies, state-owned companies and associations engaged in environmental protection) is not compelled to sue all polluting agents in the same proceeding, but rather the aggrieved party may choose to sue only one of the polluting agents to redress damages.

Environmental liability may be litigated in civil, administrative and criminal courts, with the application of administrative, civil and criminal sanctions, in addition to the obligation to redress the damages caused. The lack of a conviction or a finding of liability in one proceeding does not necessarily preclude the finding of liability in other proceedings. Accordingly, in respect of environmental compliance matters, there could be unexpected interruptions to operations, fines, or penalties as well as third-party claims for property damage or personal injury or remedial or other costs, which may have a material adverse effect on the Company’s operations. Municipal, state and federal governments may revise and impose stricter environmental regulations in the future. There can be no assurance that environmental regulation will not adversely affect development or operations, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Page | 30

Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

Climate Change Considerations

Climate change is increasingly perceived as a broad societal and community concern. Stakeholders may increase demands for emissions reductions and call upon mining companies to better manage their consumption of climate-relevant resources. Physical climate change events, and the trend toward more stringent regulations aimed at reducing the effects of climate change, could impact the Company’s decisions to pursue future opportunities, or maintain existing operations, which could have an adverse effect on its business and future operations. The Company can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on its operations and profitability.

No Production Experience

The Company does not have any experience in the construction and operation of a mine, processing plants and related infrastructure, as it has not previously been involved in the development of a mining project. Although certain of its officers, directors and consultants have such experience, the Company itself does not have any experience in taking a mining project to production. As a result, it is more difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a more proven history of developing a mine.

Uncertainty Relating to Future Production Estimates

The Company has prepared estimates and projections of future production for the Project. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. These estimates are based on existing mine plans and other assumptions which change from time to time. The Company’s actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and seismic activity; and unexpected labour shortages, strikes, local community opposition or blockades. The economic analysis for the Project is based in part on achieving at least the contemplated minimum operating and production levels.

Delays and Construction Cost Overruns

It is common in new mining operations to experience unexpected costs and cost overruns, problems and delays during construction, development and mine start-up. A number of factors could cause such delays or cost overruns, including (among others) permitting delays, construction pricing escalation, changing engineering and design requirements, the performance of contractors, labour disruptions, adverse weather conditions and challenges in obtaining financing. Even if commercial production is achieved, equipment and facilities may not operate as planned due to design or manufacturing flaws, which may not all be covered by warranty. Mechanical breakdown could occur in equipment after the period of warranty has expired, resulting in loss of production as well as the cost of repair. Any delay, or cost overrun, may adversely impact the Company’s ability to fully fund required expenditures, or alternatively, may require the Company to consider less attractive financing solutions. Accordingly, the Company’s activities may not result in profitable mining operations at its mineral properties, including the Project.

Page | 31

Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

Capital and Operating Cost Estimates

Capital costs, operating costs, production and economic returns and other estimates may differ significantly from those anticipated by current estimates, and there can be no assurance that the actual capital, operating and other costs will not be higher than currently anticipated. Actual costs and revenues may vary from estimates for a variety of reasons, including (among others): lack of availability of resources or necessary equipment; unexpected construction or operating problems; lower realized lithium prices; revisions to construction plans; risks and hazards associated with mineral production; natural phenomena; floods; unexpected labour shortages or strikes; general inflationary pressures; and interest and currency exchange rates.

Operational Risks

The Company’s operations are subject to all of the risks normally incidental to the exploration for, and the development and operation of, mineral properties. Mineral exploration and exploitation involves a high degree of risk. Operations can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, work interruptions, fires, power outages, shutdowns due to equipment breakdown or failure, unexpected maintenance and replacement expenditures, human error, labour disputes, flooding, explosions, releases of hazardous materials, tailings impoundment failures, cave-ins, landslides, earthquakes and the inability to obtain or properly maintain adequate machinery, equipment or labour. The Company expects to rely on third-party owned infrastructure in order to develop and operate its projects, such as power, utility and transportation infrastructure. Any failure of this infrastructure without adequate replacement or alternatives may have a material impact on the Company.

Insurance Risks

In the course of exploration, development and production of mineral properties, certain risks (in particular, risks related to operational and environmental incidents) may occur. Although the Company maintains insurance to protect against certain risks associated with its business, insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. The Company may also elect not to obtain insurance for other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company. The Company maintains liability insurance in accordance with industry standards, however, the nature of these types of risks is such that liabilities could exceed policy limits and the Company could incur significant costs that could have a material adverse effect on its business, results of operations and financial condition. Losses from uninsured and underinsured liabilities have the potential to materially affect the Company’s financial position and prospects.

Mineral Tenure

There can be no assurance the Company’s property mineral tenure interests, or that such title interests will ultimately be secured. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties. The Company’s property interests may also be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

Page | 32

Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

The Company cannot guarantee that title to its properties will not be challenged. A successful challenge to the precise area and location of the Company’s mineral claims could result in the Company being unable to develop its mineral properties or being unable to enforce its rights with respect to its mineral properties.

While the Company has the surface rights (“Servidão Mineral”) for Production Phase 1, as described above, there can be no assurance that the Company will obtain such rights for Production Phase 2 or thereafter.

Highly Competitive Industry

The mining industry is competitive in all of its phases and requires significant capital, as well as technical and operational resources. Competition is also intense for mining equipment, supplies and qualified service providers, particularly in Brazil where mining personnel are in high demand and short supply. If qualified expertise cannot be sourced and at cost effective rates within Brazil, the Company may need to procure those services outside of Brazil, which could result in additional delays and higher costs to obtain work permits, particularly during the COVID-19 pandemic. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over the Company. The Company faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities. As a result of this competition, the Company may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms it considers acceptable.

Health and Safety Risks

The mineral exploration, development and production business carries inherent risk of liability related to worker and surrounding population health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, licenses, permits and other approvals, and potential civil liability. Compliance with health and safety laws (and any future changes) and the requirements of licenses, permits and other approvals remain material to the Company’s business, and will continue to remain material at all stages of the development and operation of the Project. The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death. The impact of such accidents could affect the profitability of the operations, potentially result in fines, penalties or other prosecutions, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, licenses, permits or other approvals could have a significant impact on development or operations and result in additional material expenditures. As a consequence, no assurances can be given that additional workers’ health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) material to its business and operations.

Mineral Resource and Mineral Reserve Estimates

The Company’s mineral resource and mineral reserve estimates are estimates only. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral resources or mineral reserves will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, on analyses of drilling results and statistical inferences that may ultimately prove to be inaccurate. These estimated mineral resources and mineral reserves should not be interpreted as assurances of certain commercial viability or of the profitability of any future operations. Investors are cautioned not to place undue reliance on these estimates.

Page | 33

Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

Further, inferred mineral resource estimates have an even greater amount of uncertainty as to their existence and economic and legal feasibility. Accordingly, there is no assurance that inferred mineral resources will ever be upgraded to a higher category. Investors are cautioned not to assume that inferred mineral resources exist or are economically or legally mineable.

Community Relations

The Company’s relationships with host communities are critical to ensure the success of its existing operations and the construction and development of new operations. There is an increasing level of public concern relating to the perceived effects of mining activities on the environment and on host communities due to events that happened with other companies in the recent past. The evolving expectations related to human rights, indigenous rights, and environmental protection may result in opposition to the Company’s current and future operations or further development of the Project. Such opposition may be directed through legal or administrative proceedings or expressed in public opposition such as protests, roadblocks or other forms of expression against the Company’s activities, and may have a negative impact on the Company’s reputation and operations.

Opposition by any of the aforementioned groups to the Company’s operations may require modification of, or preclude the operation or development of, the Company’s projects or may require the Company to enter into agreements with such groups or local governments with respect to the Company’s projects, in some cases causing increased cost and considerable delays to the advancement of the Company’s projects. Further, publicity adverse to the Company, its operations or extractive industries generally could have an adverse effect on the Company and may impact relationships with the communities in which the Company operates and other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk.

The Project may also be impacted by relations with various community stakeholders, and the Company’s ability to develop related mining assets may still be affected by unforeseen outcomes from such community relations.

Counterparty Risks

The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short-term investments; (ii) companies that are expected to have payables to the Company; (iii) third party contractors engaged for the development of the Project; (iv) the Company’s insurance providers; and (v) the Company’s lenders. The Company seeks to limit counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and generally monitoring the financial condition of counterparties. The risks associated with doing business with several counterparties, including any defaults or other breaches of any agreements entered into by the Company with such counterparties, may impact the Company’s operations and financial condition.

Page | 34

Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

Foreign Subsidiary

The Company conducts operations through subsidiaries, including a foreign subsidiary located in Brazil. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Dependence on the Expertise of Consultants

The Company has relied on, and is expected to continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

Risks Related to the Company’s Business and Securities

Public Health Crises

The Company faces risks related to pandemics and epidemics, such as the outbreak of COVID-19 that surfaced in December 2019 in Wuhan, Hubei Province, China and has spread to other countries around the world, including Canada, the United States and Brazil, which could significantly disrupt the Company’s operations and may materially and adversely affect its business and financial condition.  The full extent to which COVID-19 impacts the Company’s business, including its operations and the market for its securities, will depend on future developments that are highly uncertain and will depend on numerous evolving factors that the Company may not be able to accurately predict or assess, including, but not limited to the duration, severity, the availability of approved vaccines and the timing for completion of vaccine distribution programs around the globe, and the continued governmental, business and individual actions taken in response to the pandemic. Moreover, the actual and threatened continue or spread of COVID-19, especially in Brazil, could materially and adversely impact the Company’s business, including without limitation on the regional economies in which the Company operates, employee health, workforce productivity, increased insurance premiums and medical costs, restrictions on travel by the Company’s personnel and by the personnel of the Company’s various service providers, quarantine, the availability of industry experts and personnel, and other factors that will depend on future developments beyond the Company’s control, all or some of which may have a material adverse effect on the Company’s business, financial condition and stock price.

Government efforts to curtail the spread of COVID-19 may also result in temporary or long-term suspensions or shut-downs of the Company’s operations. Given the unforeseen conditions resulting from the ongoing evolution of the COVID-19 pandemic and its global impact, there can be no assurance that the Company’s future response and business continuity plans will continue to be effective in managing the pandemic and changing conditions could result in a material adverse effect on the Company's business, financial condition and/or results of operations. Travel restrictions to and from Brazil, currently implemented by governments, as well as quarantine, isolation and physical distancing requirements during this period, may have a negative impact on workforce mobility. Further, the protective measures implemented by the Company may cause higher operating costs, combined with a decrease in workforce productivity, lower production outputs and in some cases, temporary cessation of mining development, could have a material adverse effect on the Company’s business and financial conditions.

Page | 35

Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

In addition, the outbreak has caused a worldwide health crisis that has adversely affected economies and financial markets resulting in a global economic downturn that has impacted lithium markets and, therefore, been negative for lithium mining companies.

Risk of Future Losses and Going Concern

The Company’s ability to continue as a going concern is dependent upon the ability to ultimately generate future profitable operations and to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company has reported net losses and comprehensive losses for the three months ended March 31, 2021 and for the year ended December 31, 2020. The Company’s business does not currently operate on a self-sustaining basis and until it is successfully able to fund its expenditures from its revenues, its ability to continue as a going concern is dependent on raising additional funds. The Company expects to continue to sustain operating losses in the future until it generates revenue from the commercial production of its mineral properties. There is no guarantee that the Company will ever be profitable.

Dilution of Existing Shareholders from Equity Financings or Increased Financial Risk Through Debt Issuance

There is no assurance that the Company will be able to obtain sufficient financing in the future on terms acceptable to meet the Company’s capital requirements. The ability of the Company to arrange additional financing in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, results of operations and financial condition. A likely source of future financing is the sale of additional Common Shares, which would mean that each existing shareholder would own a smaller percentage of the Common Shares then outstanding. In addition, the Company may issue or grant convertible securities (such as warrants or stock options) in the future pursuant to which additional Common Shares may be issued. The exercise of such securities would result in dilution of equity ownership to the Company’s existing shareholders.

Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make substantial interest and principal payments and which may be secured against the Company’s assets, including the Project. Failure to meet debt obligations as they become due may result in loss of the Project. The Company may also sell additional royalties on the Project, which would mean that the Company’s share of returns from the Project would decrease.

Indebtedness

The Company’s ability to make scheduled payments on or refinance its debt obligations (if necessary) depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company’s control, including the market prices of lithium. The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness, or maintain its debt covenants. If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, or there is a contravention of its debt covenants, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company may not be able to affect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow it to meet its scheduled debt service obligations. The Company’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect its financial position and results of operations and its ability to satisfy its obligations.

Page | 36

Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

No History of Dividends

The Company has not paid dividends since incorporation and presently has no ability to generate earnings as its mineral properties are in the exploration and development stage. If the Project is successfully developed, the Company anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of the Board, which will take into account many factors, including the Company’s operating results, financial condition and anticipated cash needs. The Company may never pay dividends.

Dependence on Key Individuals

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Failure to retain key individuals or to attract, and, if attracted, retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success. The Company has not purchased any “key-man” insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

Fluctuations in Exchange Rates; Potential Government Intervention

Business is transacted by the Company primarily in Brazilian, U.S. and Canadian currencies. The majority of the Project’s operating costs are denominated in the Brazilian currency. Certain costs associated with imported equipment and international supplies and consultants and sales prices for product are denominated in U.S. dollars. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction. The Company has not hedged its exposure to any exchange rate fluctuations applicable to its business and is therefore exposed to currency fluctuation risks.

Currently, the Brazilian Real is permitted to float against the US Dollar and allows the purchase and sale of foreign currency and the international transfer of Reais There can be no assurance that the Brazilian Central Bank or the Brazilian government will continue to permit the Real to float freely and not intervene in the exchange rate market through the return of a currency band system or otherwise.

Legal Proceedings

Due to the nature of the Company’s business and status as a publicly traded entity, it may be subject to a variety of regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit.

Litigation may be costly and time-consuming and can divert the attention of management and key personnel from business operations. If the Company is unsuccessful in its defense of claims or unable to settle claims in a manner satisfactory to it, it may be faced with significant monetary damages or injunctive relief against it that could have a material adverse effect on its business and financial condition. To the extent the Company is involved in any active litigation, the outcome of such matters may not be currently determinable nor is it possible to accurately predict the outcome or quantum of any such proceedings at this time.

Page | 37

Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

Conflicts of Interest for Directors and Officers

Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest. In accordance with the Canada Business Corporations Act, directors who have a material interest in any person who is a party to a material contract, or a proposed material contract, with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, directors and the officers are required to act honestly and in good faith with a view to the best interests of the Company.

Share Price Volatility

The market price of publicly traded shares, especially of a resource issuer such as the Company, is affected by many variables outside of the Company’s control and are not necessarily related to exploration or operational successes or failures of the Company. Factors such as general market conditions for resource issuers, the strength of the economy generally, the availability and attractiveness of alternative investments, and analysts’ recommendations may all contribute to volatility in the price of the Company’s shares, which are not necessarily related to the operating performance, underlying asset values or prospects of the Company. Investors could suffer significant losses if the Common Shares are depressed or illiquid when an investor seeks liquidity.

Significant Shareholder Influence

To the Company’s knowledge, as of the date hereof, A10 Investimentos FIA - IE (“A10 FIA”) holds approximately 55.5% of the outstanding Common Shares. For as long as it directly or indirectly maintains a significant interest in the Company, A10 FIA may be in a position to affect the Company’s governance and operations. As a result of its shareholdings, A10 FIA has the ability, among other things, to approve significant corporate transactions and delay or prevent a change of control of the Company that could otherwise be beneficial to minority shareholders. A10 FIA generally will have the ability to control the outcome of any matter submitted for the vote or consent of the Company’s shareholders. In some cases, the interests of A10 FIA may not be the same as those of the other minority shareholders, and conflicts of interest may arise from time to time that may be resolved in a manner detrimental to the Company or minority shareholders. The effect of this influence may be to limit the price that investors are willing to pay for Common Shares.

In addition, the potential that A10 FIA may sell Common Shares in the public market, as well as any actual sales of Common Shares in the public market, could adversely affect the market price of the Common Shares.

Enforcement of Judgments

The Company is incorporated under the laws of Canada and headquartered in British Columbia, Canada, but a majority of its directors and officers are not citizens or residents of Canada. In addition, a substantial part of the Company’s assets is located outside Canada. As a result, it may be difficult or impossible for an investor to (i) enforce judgments against the Company and its directors and officers outside of Canada which may have been obtained in Canadian courts or (ii) initiate court action outside Canada against the Company and its directors and officers in respect of an alleged breach of securities laws or otherwise.

Page | 38

Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

In addition, in the event of a dispute involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts. The Company's ability to enforce its rights in Canada or locally of judgments from foreign courts could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Cyber-Security Risks

Threats to information technology systems associated with cyber-security risks and cyber incidents or attacks continue to grow. It is possible that the business, financial and other systems of the Company or other companies with which it does business could be compromised, which might not be noticed for some period of time. Risks associated with these threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, and increased costs to prevent, respond to or mitigate cyber-security events.

Critical Accounting Estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting judgments and estimates:

Significant judgment and assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, relate to, but are not limited to, the following:

•	Management’s assessment of going concern and uncertainties of the Company’s ability to raise additional capital and/or obtain financing to advance the Project;

•	Management’s applied judgment in determining the functional currency of the Company as the Canadian Dollar and its subsidiary to be the Brazilian Reais, based on the facts and circumstances that existed during the period;

•	Management’s determination of no material restoration, rehabilitation and environmental exposure, based on the facts and circumstances that existed during the period;

•	The estimated useful lives of property and equipment which are included in the consolidated statement of financial position and the related depreciation included in the statement of loss; and

•	Management’s review of its long-lived assets for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS 6 Exploration for and evaluation of mineral resources and IAS 36 Impairment of assets requires management to make certain judgments in respect of such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. Management’s assessment is that as at March 31, 2021 and December 31, 2020, there were no indicators of impairment in the carrying value of its long-lived assets.

Page | 39

Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

Off-Balance-Sheet Arrangements

As of the date of this MD&A, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

Outstanding Share Data

As at the date of this MD&A, the Company has 87,328,212 issued and outstanding Common Shares. In addition, the Company has outstanding warrants exercisable for 562,860 Common Shares, RSUs for 2,068,667 and stock options exercisable for 50,000 Common Shares.

Capital Management

The Company manages its capital with the following objectives:

•	To ensure sufficient financial flexibility to achieve its ongoing business objectives, including funding future growth opportunities, and pursuing accretive acquisitions; and

•	To maximize shareholder returns through enhancing its share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives, given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending or disposing of assets. The capital structure is reviewed by management and the Board on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, contributed surplus, accumulated other comprehensive loss and deficit, which at March 31, 2021 totaled $60,717,884 (December 31, 2020 - $21,757,348). The Company’s capital management objectives, policies and processes remained unchanged during the three months ended March 31, 2021.

The Company manages capital through its financial and operational forecasting processes. The Company reviews its operating expenditures, and other investing and financing initiatives based on activities related to the Project.

Financial Risk Factors

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate risk, foreign currency risk and price risk).

The fair values of cash, accounts receivable, accounts payable, note payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments.

Page | 40

Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to receivables.

Receivables consist of amounts due from management, related parties and ITC tax credits. Receivables are in good standing as of March 31, 2021. Management believes that the credit risk with respect to these amounts receivable is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding.

The Company’s financial obligations consist of accounts payable, contractual lease payments, revolving credit facility and note payable. The maturity analysis of financial liabilities as at March 31, 2021 is as follows:

Contractual Obligations	Up to 1 year	1 - 3 years	4 - 5 years	More than 5 years	Total
	($)	($)	($)	($)	($)
Accounts payable	689,974	-	-	-	689,974
Discounted lease payments	8,403	19,247	24,804	172,451	224,905
Revolving credit facility	2,714,755	-	-	-	2,714,755
Note payable	244,134	-	-	-	244,134

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

(a) Interest rate risk

The Company has cash balances. The Company's current policy is to invest surplus cash in savings accounts with a Canadian chartered bank with which it keeps its bank accounts. As at March 31, 2021, the Company has $46,847,656 as cash and cash equivalent.

The Company also had debt instruments. The debt instruments as at March 31, 2021 are exposed to interest as per the CDI (Brazilian Interbank rate).

(b) Foreign currency risk

The Company's functional and presentation currency is the Canadian dollar and certain purchases, and salaries are transacted in Canadian dollars. The Company also has significant balances in Brazilian Reais and United States dollars that are subject to foreign currency risk.

Page | 41

Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

The Company had the following balances in the prescribed currencies:

	Currency	March 31, 2021	December 31, 2020
(SMSA’s financial statements denominated in Brazilian Reais):
Brazilian Reais
Current assets	Reais	1,888,623	1,169,783
Current liabilities	Reais	(2,070,174)	(3,589,600)
(Company's financial statements denominated in US Dollars):
United States Dollar
Cash in banks	USD	$15,155,035	$10,613,332

•	The Company is exposed to foreign currency risk on fluctuations related to cash, receivables and accounts payable and other liabilities denominated in Brazilian Reais and US dollars.

o	Sensitivity to a plus or minus 10% change in the foreign exchange rate of the Brazilian Reais compared to the Canadian dollar would affect the Company’s P&L (“Comprehensive Loss Statement”) by approximately $4,000 with all other variables held constant.

o	Sensitivity to a plus or minus 10% change in the foreign exchange rate of the US dollar compared to the Canadian dollar would affect The Company’s P&L (“Comprehensive Loss Statement”) by approximately $1,905,000 with all other variables held constant.

Proposed Transactions

The Company routinely evaluates various business development opportunities which could entail acquisitions and/or divestitures. In this regard, the Company is currently in discussions with various parties, but no definitive agreements respecting any proposed transactions have been entered into as of the date of this MD&A. There can be no assurances that any such transactions will be concluded in the future.

Page | 42

Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

Additional Disclosure for Venture Issuers Without Significant Revenue

General and administrative expenditures

Three Months Ends March 31,	2021	2020
Stock-based compensation	$5,451,016	$124,270
Salaries and benefits	92,943	115,937
Legal	67,952	20,000
Travel	11,035	37,777
A10 - CSA	31,823	24,286
Business development and investor relations	121,210	72,836
Accounting	23,837	19,796
Auditing	196,569	(51,333)
Tax penalities	23,513	-
Other general and administration	61,887	61,472
Total general and administrative expenditures	$6,092,243	$425,041

Subsequent events

•	On May 29, 2021, A10 Group has agreed to extend maturity date of the A10 Credit Facility by three months, without any penalties or additional charges. This amendment is subject to TSX Venture Exchange approval.

•	On May 31, 2021, the Company repaid US$1,097,774 ($1,330,579) to A10 Group (being 50% of the outstanding balance of the A10 Credit Facility).

Outlook

Although there can be no assurance that all required funding will be available to the Company, management is of the opinion that the lithium price will be favourable and that the Company will be a low-cost producer and hence it may be possible to obtain additional funding for the Project.

Notwithstanding, the Company is mindful that the lithium price could fall with little or no warning. Accordingly, its plans for the near term are to develop Production Phase 1 (Xuxa deposit), advance the exploration and evaluation of Production Phase 2 (Barreiro deposits), to monitor market fundamentals, and to ensure that the Company is well positioned to weather any possible resurgence of a market downturn. See “Risk Factors”.

Qualified Person

The scientific and technical information in this MD&A has been reviewed and approved by Marc-Antoine Laporte, of SGS Geological Services, an independent qualified person for purposes of NI 43-101.

Page | 43

Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements	Assumptions	Risk factors
The Company will be able to continue its business activities.	The operating, exploration and development activities of the Company and the costs associated therewith, will be consistent with the Company’s current expectations; and equity markets, exchange and interest rates and other applicable economic conditions will be favourable to the Company.	Unforeseen costs to the Company will arise; ongoing uncertainties relating to the COVID-19 virus will remain; any particular operating cost will increase or decrease from the date of the estimation; and capital markets will not be favourable for funding, resulting in the Company not being able to obtain financing when required or on acceptable terms.
The Company’s properties may contain economic deposits of minerals.	The actual results of the Company’s exploration and development activities will be favourable; operating, exploration and development costs will not exceed the Company’s expectations; all requisite regulatory and governmental approvals for exploration projects and other operations will be received on a timely basis upon terms acceptable to the Company, and applicable political and economic conditions are favourable to the Company; the price of applicable commodities and applicable interest and exchange rates will be favourable to the Company; no title disputes will exist or arise with respect to the Company’s properties; and the Company has or will obtain adequate property rights to support its exploration and development activities.	Commodity prices will be volatile; there will be uncertainties involved in interpreting geological data; there will be inability to secure necessary property rights; future exploration results will not be consistent with the Company’s expectations; increases in costs will occur; environmental compliance will be breached; changes in environmental and other applicable legislation and regulation will have a negative impact; interest rate and exchange rate fluctuations and changes in economic and political conditions will have a negative impact.

Page | 44

Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

The Company’s anticipated business plans, including costs and timing for future exploration and development of its property in Brazil.	The exploration activities of the Company, and the costs associated therewith, will be consistent with the Company’s current expectations; equity markets, exchange and interest rates and other applicable economic conditions will be favourable to the Company; financing will be available for the Company’s exploration and development activities on favourable terms; the Company’s operating, development and production costs will not exceed the Company’s expectations; the Company will be able to retain and attract skilled staff; all applicable regulatory and governmental approvals for exploration projects and other operations will be received on a timely basis upon terms acceptable to the Company; the Company will not be adversely affected by market competition; the price of applicable commodities will be favourable to the Company; no title disputes exist or will arise with respect to the Company’s properties; and the Company has or will obtain adequate property rights to support its exploration and development activities.	Commodity prices will be volatile; changes in the condition of debt and equity markets will be negative; timing and availability of external financing on acceptable terms will not be as anticipated; there will be uncertainties involved in interpreting geological data; the Company will be unable to secure necessary property rights; the possibility that future exploration, development and production results will not be consistent with the Company’s expectations; increases in costs will occur; there will be a failure in environmental compliance or changes in environmental and other applicable legislation and regulation; interest rate and exchange rate fluctuations will occur; changes in economic and political conditions will have a negative impact; the Company will be unable to retain and attract skilled staff; receipt of applicable permits subject to governmental and/or regulatory approvals will not occur; the Company will not be able to prevent negative actions of its joint venture partners and/or other counterparties over which it has no control.
Asset values for the period then ended are recorded at the proper values	Management beliefs that no write-down is required for its plant and equipment and mineral properties.	If the results of the Company’s exploration and development programs do not prove positive, a decline in asset values could be deemed to be other than temporary, resulting in impairment losses.
Management’s outlook regarding future trends and exploration programs	Financing will be available for the Company’s exploration, development and operating activities; the price of applicable commodities will be favourable to the Company; foreign exchange rates against the Canadian dollar and prices of equity investments will not be subject to changes in excess of plus or minus 15%; the actual results of the Company’s exploration and development activities will be favourable; management is aware of all applicable environmental obligations.	There will be commodity price volatility; changes in the condition of debt and equity markets will be negative; interest rate and exchange rate fluctuations will be negative; changes in economic and political conditions will be negative; future exploration results will not be consistent with the Company’s expectations; changes in environmental and other applicable legislation and regulation will have a negative impact.

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Sigma Lithium Resources Corporation

Interim Quarterly Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: June 1, 2021

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Please also make reference to those risk factors referenced in the “Risk Factors” section above. Readers are cautioned that the above chart does not contain an exhaustive list of the factors or assumptions that may affect the forward-looking statements, and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Cautionary Note Regarding Mineral Reserve and Mineral Resource Estimates

This MD&A includes mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates were made in accordance with the CIM Definition Standards adopted by the CIM Council on May 10, 2014 and NI 43-101 (a National Instrument of the Canadian Securities Administrators that provides standards for disclosure of scientific and technical information concerning mineral interests).

NI 43-101 standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”) applicable to domestic U.S. reporting companies, and mineral reserves and mineral resources estimated in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, mineral reserve and mineral resource estimates in this MD&A may not be comparable to estimates disclosed by U.S. companies subject to SEC reporting and disclosure standards.

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